SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of December, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended September 30, 2008.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – SEPTEMBER 30, 2008

INDEX

Financial Statements

7001	Management Report
7002	Balance Sheet
7003	Statement of Income
7004	Statement of Changes in Stockholders' Equity
7005	Statement of Changes in Financial Position
7006	Consolidated Balance Sheet
7007	Consolidated Statement of Income
7008	Consolidated Statement of Changes in Stockholders' Equity
7009	Consolidated Statement of Changes in Financial Position
7010	Financial Group Balance Sheet
7011	Financial Group Statement of Income
7012	Financial Group Statement of Changes in Financial Position
7013	Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

7014	Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

7015	Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

7016	Marketable Securities by Type and Maturity
7017	Marketable Securities by Balance Sheet Account and Maturity
7018	Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
7019	Maturity of Lending Operations Portfolio
7020	Flow of Lending Operations Portfolio
7021	Geographical Distribution of Lending Operations Portfolio and Deposits
7022	Risk Level of Lending Operations Portfolio
7023	Lending Operations Portfolio by Index
7024	Credit Assignment
7025	Lending Operations Portfolio by Amount and Risk Level
7026	Fixed Assets
7027	Funding by Maturity

Risk Management

7028	Operational Limits

Complemental Statistical Information

7029	Branches Financial Information
7030	Taxes and Charges
7031	Correspondent Banks Transactions
7032	Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

7033	Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

7034	Provisions
7035	Capital
7036	Cash Dividends Paid
7037	Changes on Capital in the Reference Period
7038	Commitments and Guarantees
7039	Assets and Liabilities Denominated in Foreign Currency
7040	Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

Brazilian Economy

The third quarter of 2008 was marked by international scenario deterioration, with the credit crisis worsening the risk perception by international investors. As an indirect consequence of the turbulences, global economy may begin a sharp deceleration period.

Given this international scenario volatility, the Embi+BR ended 3Q08 at 304 basis points, 75 basis points up. Following the sovereign risk downgrade, the Real currency depreciated 20.3% against the US-dollar in 3Q08. The Brazilian international reserves ended the quarter at US$206.4 billion.

The trade balance may reach US$23 billion surplus in 2008. The strong domestic demand accelerated the imports, which were the main reason for the trade balance deterioration in 2008, but the high level of international reserves and the low foreign debt keep the Brazilian external solvency very solid.

In the domestic scenario, the inflation (IPCA) increased 1.07% in the third quarter. Central Bank increased the Selic rate by 150 b.p, in order to reduce inflation pressure. However, with the international crisis affecting the domestic credit offering, the Central Bank is likely to end the cycle of interest rates increase, and the Selic rate should end the year at the current level of 13.75% .

The debt to GDP ratio reached 38.3% . The public sector primary surplus amounted to 4.4% of the GDP in the last 12 months, above the 2008 goal of 3.8% .

Credit market continued to present a robust growth in the third quarter of 2008. The total loan portfolio represented 38% of the GDP.

Besides the worse international environment and the credit crisis, the Brazilian economy fundamentals – with the solid fiscal and external debts – should protect Brazilian assets from excessive volatility. However, smaller growth rates in Brazil are expected during next quarters than the observed to see last years.

Retail

In September 2008, Unibanco’s Retail segment had exceeded 30 million clients throughout the country.

The full-service commercial bank serves individuals and small and medium enterprises (SME); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its commercial bank, and partnerships.

Auto loans grew 10.2% in the quarter. With a distinctive strategy in auto loans, focused in new vehicles, Unibanco has increased its market share in terms of financed units. Unibanco’s market share in the new cars segment was 8.0% in 3Q08.

Payroll loans portfolio reached R$ 4,276 million in September 2008. Since 4Q07, Unibanco has focused in its own origination of payroll loans, which reached R$ 1,944 million in September 2008, a 26.6% increase in the last 12 months. Such evolution is explained by the intensive offering of this product to clients from the commercial bank and portfolio origination efforts through dealers (including Fininvest), besides the partnerships established.

The mortgage loan portfolio totaled R$ 2,155 million on September 30, 2008. In September 2008, the balance of commitment to future disbursement reached R$ 2,060 million.

As a result, total retail loan portfolio reached R$ 44,082 million, of which R$ 29,052 million are represented by individuals.

SME

The SME segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, auto financing, home financing, BNDES-funded loans, leasing, and payroll services, in addition to cash management services. At the end of 9M08, the SME segment had approximately 670,000 customers.

The SME loan portfolio totaled R$ 15,030 million in September 30, 2008. Excluding auto loans and mortgage loans, the total portfolio was R$ 10,610 million, 3.0% evolution in the quarter.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (Unibanco’s participation of 23.2%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s partnerships with Ipiranga Group and Banco Cruzeiro do Sul. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard. Together, these companies posted a R$ 158 million net income in the quarter. The results from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company.

The credit portfolio posted a 26.8% growth over the past 12 months, amounting to R$ 7,201 million in September 2008. In the quarter, the 2.1% decrease is explained by the impact of the sale Tricard’s loan portfolio to Tribanco, due to the end of the partnership with Tribanco.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s Consumer Finance Companies. The credit portfolio totaled R$ 3,493 million in September 2008, an increase of 0.4% in the quarter. Business results reached R$ 17 million in 3Q08, impacted by the lower portfolio evolution. The lower growth in the quarter is due to a more conservative credit concession, specially, in partnership with retailers in low income segment.

Fininvest had 606 fully-owned stores, mini-stores and kiosks, and more than 13 thousand points-of-sale as of September 2008. At the same date, LuizaCred had 448 points-of-sale while PontoCred had 443.

Wholesale and Investment Banking

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Distinctive products and services such as cash management solutions and structured finance, besides the asset growth, were the highlights in the quarter.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$3,257 million up to August 2008, with a 11.6% market share, maintaining its 3rd place in the BNDES overall ranking. In the same period, Unibanco also disbursed R$401 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$ 30,190 million in September 2008, up 14.4% in the quarter, mainly influenced by the Real depreciation of 20.3% in the quarter. It is worth mentioning that US dollar-denominated credit portfolio represents approximately 15% of the total loans. The loan growth was also influenced by the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

The Investment Banking, enlists executives with extensive experience in the Brazilian and international financial sectors. The Investment Banking handles origination, structuring, distribution, and research. Since April 2008, the new structure has focused on prospecting business and on consolidating its operations. The highlight was the Equity Research team of Investment Banking, which was recognized as the only Brazilian firm among the Top 10 Research Houses in the 2008 Latin Research Team ranking, from Institutional Investor magazine.

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$ 280 million in 9M08. Operating income reached R$ 129 million in 9M08. Combined revenues from the Insurance and Private Pension Plan businesses were R$ 4,583 million in the nine first months of 2008.

Consolidated technical reserves reached R$11,621 million at the end September 2008.

The financial result was affected by the several payments of Interest on Capital/Dividends, performed by the company during the 9M08 in the total amount of R$131 million.

The loss ratio was 160 b.p. improvement in 9M08. The combined ratio reached 94.5%, and significantly better than the industry average.

Unibanco Insurance and Pension Plans companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 7.4% market share (as of August 2008).

Unibanco Insurance and Pension Plan business is supervised by Brazilian regulatory authorities and its technical reserves, both for insurance and pension plans, are composed exclusively by securities traded in the national market, as required by the applicable regulation.

Unibanco is the leader in the following segments: D&O (Directors and Officers), aviation risks, transportation risks, facultative risks and extended warranty products, a key product for the cross selling strategy in the insurance business.

Net income from the private pension business in 9M08 was R$79 million. Revenues were R$1,477 million in 9M08, due to sales effort in alternative channels. The technical reserves reached R$8,693 million in September 2008.

According to statistical data compiled by Susep, Unibanco ranked 5th in private pension plan revenues, up to August 2008. Unibanco ranked 2nd in sales of corporate pension plans, with R$551.8 million in sales and a 19.2% market share, according to Fenaprevi, up to August 2008. The company serves more than 1,500 corporate clients and more than 890 thousand individual clients.

Wealth Management

Unibanco Asset Management

Unibanco Asset Management (UAM) was the Brazilian first institution focused on third party’s investment management. It offers an extensive variety of distinctive and high value-added products and services and consistency in asset management, addressed to wealth generation, protection and growth.

UAM ended September 2008 with a 14.3% growth, reaching R$55.6 billion in assets under management. The 13.3% decrease in the quarter, is explained by the reduction in assets from the short-term cash management fund, in the form of a FIDC (Credit Receivable Investment Fund) of Petrobras.

According to Anbid, UAM increased its market share in the Corporate segment to 8.0% in September 2008. Since July 2001, Standard & Poor’s has rated UAM as AMP-1 (Very Strong). This rating corresponds to third party asset management practices, and is the highest possible rate in the scale that goes from AMP-1 to AMP-5.

The funds managed by UAM have received several awards from the magazines Guia Exame, Valor Invest (Fixed Income and Equity Top Management), GazetaInveste and Investidor Institucional. In September, 2008, six UAM funds were awarded with the excellence label in a ranking produced by PPS Consultoria for Investidor Institucional magazine (one fixed income fund, two multi-market funds and three equity funds).

UAM was the first Brazilian asset management company to join the PRI – Principles for Responsible Investment of United Nations (UN).

Unibanco Private Bank

During 3Q08, Unibanco Private Bank maintained its improvements in infrastructure and in customer assistance efforts Brazil wide, launching new offices in Curitiba and Goiânia.

Net funding raised maintained its strong pace, 137% up when compared to the same period of last year, and more focused in less risky products, due to the international market crisis.

Assets under management in the domestic market reached R$28 billion, a 34% growth.

During this quarter, the Programa de Desenvolvimento de Lideranças – Nova Geração (Leadership Development Program – New Generation) was launched, focused in Family Succession topics. The program is directed to clients’ sons and wives and is composed by 10 modules developed in a partnership with Fundação Dom Cabral.

Corporate Governance

Stocks

This year, Unibanco completes 40 years of listing in Bovespa.

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. It is worth mentioning that Unibanco’s GDS is the only ADR level III among Brazilian banks.

In 9M08, the GDSs’ average daily trading volume reached R$350 million. In Bovespa, the Units’ average daily trading volume was R$96.7 million.

Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 140%.

Market Capitalization

At the end of 3Q08, Unibanco’s market capitalization, based on the Unit (UBBR11) closing quotation of R$19.45, as of September 30, 2008, was R$27.1 billion.

Stock Repurchase Program

On February 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of up to 20,000,000 Units, with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings.

The authorization is valid for 12 months from February 15, 2008, and the acquisition of the shares is made through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

On October 2008, the Board of Directors of Unibanco and Unibanco Holdings approved an increase in the limit of shares that can be acquired under the stock repurchase plan approved on February, 2008. Unibanco is now authorized to acquire up to 40,000,000 Units.

Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on capital stock on October 31, 2008

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Sustainability

UAM’s Endorsement to The United Nations Principles for Responsible Investment

In July, Unibanco Asset Management (UAM) endorsed the Principles for Responsible Investment (PRI), an initiative by the United Nations for incorporating environmental, social and corporate governance (ESG) issues into the investment decision-making process.

UAM is the first of Brazilian asset management firms to adhere the PRI. As a representative of institutional investors, UAM elaborated a voting policy for annual shareholders' meetings, thus environmental, social and corporate governance issues will be considered.

The principles are voluntary and seek to provide a framework of sustainable development for the financial and capital market. The PRI were developed in 2005 by an international group of institutional investors in collaboration with the former United Nations Secretary-General Kofi Annan.

7002 - BALANCE SHEET

CODE	DESCRIPTION	September 30, 2008

10.0.0.00.00.00	TOTAL ASSETS	186,322,429.08
10.1.0.00.00.00	CURRENT ASSETS	106,929,204.19
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,618,718.34
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	39,145,679.10
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	31,839,029.20
10.1.2.22.00.00	Interbank Deposits	7,306,649.90
10.1.3.00.00.00	MARKETABLE SECURITIES	19,804,468.48
10.1.3.10.00.00	Own Portfolio	7,728,705.51
10.1.3.20.00.00	Subject to Repurchase Commitments	129,664.74
10.1.3.40.00.00	Pledged under Guarantees Rendered	537,979.38
10.1.3.70.00.00	Pledged with Brazilian Central Bank	5,116,934.58
10.1.3.85.00.00	Derivative Financial Instruments	6,291,184.27
10.1.4.00.00.00	INTERBANK ACCOUNTS	7,213,523.23
10.1.4.10.00.00	Payments and Receipts Pending Settlement	790,043.57
10.1.4.20.00.00	Compulsory Deposits	6,392,686.13
10.1.4.20.10.00	Brazilian Central Bank	6,391,344.06
10.1.4.20.40.00	National Housing System - SFH	1,342.07
10.1.4.80.00.00	Correspondent Banks	30,793.53
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	43,840.32
10.1.5.10.00.00	Third-party Funds in Transit	184.18
10.1.5.20.00.00	Internal Transfers of Funds	43,656.14
10.1.6.00.00.00	LENDING OPERATIONS	26,560,354.14
10.1.6.10.00.00	Lending Operations	27,500,210.65
10.1.6.10.10.00	Public Sector	137,140.71
10.1.6.10.20.00	Private Sector	27,363,069.94
10.1.6.90.00.00	Allowance for Losses on Lending	(939,856.51)
10.1.7.00.00.00	LEASING OPERATIONS	351,381.69
10.1.7.10.00.00	Leasing Operations	354,968.47
10.1.7.10.20.00	Private Sector	354,968.47
10.1.7.90.00.00	Allowance for Losses on Leasing	(3,586.78)
10.1.8.00.00.00	OTHER CREDITS	11,834,972.81
10.1.8.20.00.00	Foreign Exchange Portfolio	6,952,839.33
10.1.8.30.00.00	Income Receivable	1,052,093.81
10.1.8.40.00.00	Negotiation and Intermediation of Securities	1,301,915.45
10.1.8.70.00.00	Sundry	2,543,099.05
10.1.8.90.00.00	Allowance for Losses on Other Credits	(14,974.83)
10.1.9.00.00.00	OTHER ASSETS	356,266.08
10.1.9.40.00.00	Other Assets	134,493.24
10.1.9.70.00.00	Allowance for Other Assets Losses	(28,053.98)
10.1.9.90.00.00	Prepaid Expenses	249,826.82
10.2.0.00.00.00	LONG-TERM ASSETS	58,649,569.92
10.2.2.00.00.00	INTERBANK INVESTMENTS	989,043.02
10.2.2.22.00.00	Interbank Deposits	989,043.02
10.2.3.00.00.00	MARKETABLE SECURITIES	33,549,601.34
10.2.3.10.00.00	Own Portfolio	5,766,524.45
10.2.3.20.00.00	Subject to Repurchase Commitments	19,689,747.72
10.2.3.40.00.00	Pledged under Guarantees Rendered	3,212,079.02
10.2.3.45.00.00	Securities purpose of unrestricted purchase and
	sale commitments	209,160.78
10.2.3.70.00.00	Pledged with Brazilian Central Bank	3,866,710.87
10.2.3.85.00.00	Derivative Financial Instruments	805,378.50
10.2.4.00.00.00	INTERBANK ACCOUNTS	58,463.15
10.2.4.20.00.00	Compulsory Deposits	58,463.15
10.2.4.20.40.00	National Housing System - SFH	58,463.15
10.2.6.00.00.00	LENDING OPERATIONS	20,231,691.06
10.2.6.10.00.00	Lending Operations	20,734,938.59
10.2.6.10.10.00	Public Sector	702,846.59
10.2.6.10.20.00	Private Sector	20,032,092.00
10.2.6.90.00.00	Allowance for Losses on Lending	(503,247.53)

10.2.7.00.00.00	LEASING OPERATIONS	335,185.10
10.2.7.10.00.00	Leasing Operations	338,606.55
10.2.7.10.20.00	Private Sector	338,606.55
10.2.7.90.00.00	Allowance for Losses on Leasing	(3,421.45)
10.2.8.00.00.00	OTHER CREDITS	3,049,215.95
10.2.8.10.00.00	Receivables on Guarantees Honored	666.84
10.2.8.20.00.00	Foreign Exchange Portfolio	8,116.09
10.2.8.30.00.00	Income Receivable	30,414.48
10.2.8.70.00.00	Sundry	3,010,733.24
10.2.8.90.00.00	Allowance for Losses on Other Credits	(714.70)
10.2.9.00.00.00	OTHER ASSETS	436,370.30
10.2.9.90.00.00	Prepaid Expenses	436,370.30
10.3.0.00.00.00	PERMANENT ASSETS	20,743,654.97
10.3.1.00.00.00	INVESTMENTS	19,609,646.74
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	19,591,001.20
10.3.1.20.10.00	Local	15,296,736.14
10.3.1.20.20.00	Foreign	4,294,265.06
10.3.1.50.00.00	Other Investments	47,244.41
10.3.1.90.00.00	Allowance for Losses	(28,598.87)
10.3.2.00.00.00	FIXED ASSETS	472,474.78
10.3.2.30.00.00	Land and buildings in use	197,254.66
10.3.2.40.00.00	Other Fixed Assets	1,136,305.98
10.3.2.90.00.00	Accumulated Depreciation	(861,085.86)
10.3.4.00.00.00	DEFERRED CHARGES	661,533.45
10.3.4.10.00.00	Organization and Expansion Costs	1,281,494.53
10.3.4.90.00.00	Accumulated Amortization	(619,961.08)
40.0.0.00.00.00	TOTAL LIABILITIES	186,322,429.08
40.1.0.00.00.00	CURRENT LIABILITIES	97,543,155.36
40.1.1.00.00.00	DEPOSITS	32,301,385.18
40.1.1.10.00.00	Demand Deposits	2,966,916.23
40.1.1.20.00.00	Savings Deposits	6,608,036.26
40.1.1.30.00.00	Interbank Deposits	4,413,889.77
40.1.1.40.00.00	Time Deposits	18,224,655.73
40.1.1.90.00.00	Other Deposits	87,887.19
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	32,209,653.35
40.1.2.10.00.00	Own Portfolio	9,786,185.60
40.1.2.20.00.00	Third Parties Portfolio	20,154,000.98
40.1.2.30.00.00	Unrestricted notes	2,269,466.77
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	6,110,520.33
40.1.3.20.00.00	Real estate notes, Mortgage Notes, Credits and Similar	4,054,002.01
40.1.3.40.00.00	Debentures	103,502.42
40.1.3.50.00.00	Securities Abroad	1,953,015.90
40.1.4.00.00.00	INTERBANK ACCOUNTS	896,034.63
40.1.4.10.00.00	Receipts and Payments Pending Settlement	787,967.77
40.1.4.40.00.00	Correspondent Banks	108,066.86
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	326,950.91
40.1.5.10.00.00	Third-Party Funds in Transit	326,939.66
40.1.5.20.00.00	Internal Transfer of Funds	11.25
40.1.6.00.00.00	BORROWINGS	5,684,380.52
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	54.52
40.1.6.30.00.00	Foreign Borrowings	5,684,326.00
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,973,243.80
40.1.7.10.00.00	National Treasury	64,884.05
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,434,311.89
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,449,553.09
40.1.7.90.00.00	Other Institutions	24,494.77
40.1.8.00.00.00	FOREIGN ONLENDINGS	14,869.42
40.1.8.10.00.00	Foreign Onlendings	14,869.42
40.1.9.00.00.00	OTHER LIABILITIES	17,026,117.22
40.1.9.10.00.00	Collection of Taxes and Social Contributions	2,383,072.11
40.1.9.20.00.00	Foreign Exchange Portfolio	4,716,749.58
40.1.9.30.00.00	Social and Statutory	459,021.49

40.1.9.40.00.00	Taxes and Social Security	116,199.62
40.1.9.50.00.00	Negotiation and Intermediation of Securities	444,599.81
40.1.9.85.00.00	Subordinated Debit	26,745.59
40.1.9.87.00.00	Derivative Financial Instruments	7,645,319.27
40.1.9.90.00.00	Sundry	1,234,409.75
40.2.0.00.00.00	LONG-TERM LIABILITIES	75,816,975.29
40.2.1.00.00.00	DEPOSITS	39,862,919.77
40.2.1.30.00.00	Interbank Deposits	12,481,772.39
40.2.1.40.00.00	Time Deposits	27,381,147.38
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	10,997,325.87
40.2.2.10.00.00	Own Portfolio	10,997,325.87
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,726,934.14
40.2.3.20.00.00	Real estate notes, Mortgage Notes, Credits and Similar	289,726.00
40.2.3.40.00.00	Debentures	2,165,825.99
40.2.3.50.00.00	Securities Abroad	271,382.15
40.2.6.00.00.00	BORROWINGS	2,327,551.19
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	141.81
40.2.6.30.00.00	Foreign Borrowings	2,327,409.38
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	6,591,316.44
40.2.7.10.00.00	National Treasury	56,804.00
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	3,175,551.98
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	3,206,848.76
40.2.7.90.00.00	Other Institutions	152,111.70
40.2.8.00.00.00	FOREIGN ONLENDINGS	67,445.47
40.2.8.10.00.00	Foreign Onlendings	67,445.47
40.2.9.00.00.00	OTHER LIABILITIES	13,243,482.41
40.2.9.20.00.00	Foreign Exchange Portfolio	8,082.40
40.2.9.40.00.00	Taxes and Social Security	2,047,911.19
40.2.9.50.00.00	Negotiation and Intermediation of Securities	48,451.63
40.2.9.85.00.00	Subordinated Debt	7,618,447.13
40.2.9.87.00.00	Derivative Financial Instruments	719,926.66
40.2.9.90.00.00	Sundry	2,800,663.40
40.5.0.00.00.00	DEFERRED INCOME	43,166.54
40.5.1.00.00.00	Deferred Income	43,166.54
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	12,919,131.89
40.6.1.00.00.00	Capital	11,000,000.00
40.6.1.10.00.00	Local Residents	7,750,829.63
40.6.1.20.00.00	Foreign Residents	3,249,170.37
40.6.4.00.00.00	Capital Reserves	161,378.33
40.6.5.00.00.00	Revaluation Reserves	3,102.52
40.6.6.00.00.00	Revenue Reserves	1,723,880.58
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(229,274.23)
40.6.8.00.00.00	Retained earnings	428,329.16
40.6.9.00.00.00	Treasury Stocks	(168,284.47)

7003 - STATEMENT OF INCOME

		From July 1, 2008	From January 1, 2008
CODE	DESCRIPTION	to September 30, 2008	to September 30, 2008

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	6,642,456.99	14,801,180.51
10.1.1.10.10.11	Lending Operations	3,383,757.52	6,550,278.88
10.1.1.10.10.13	Leasing Operations	26,177.00	86,518.31
10.1.1.10.10.15	Marketable Securities	3,168,958.27	7,029,678.47
10.1.1.10.10.16	Derivative Financial Instruments	(661,404.37)	299,838.32
10.1.1.10.10.17	Foreign Exchange Transactions	562,790.01	406,142.18
10.1.1.10.10.19	Compulsory Deposits	162,178.56	428,724.35
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(6,300,299.52)	(11,837,197.85)
10.1.1.10.20.12	Deposits and Securities Sold	(5,169,487.54)	(10,092,049.74)
10.1.1.10.20.14	Borrowings and Onlendings	(872,200.28)	(1,076,609.28)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(258,611.70)	(668,538.83)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL	342,157.47	2,963,982.66
	INTERMEDIATION
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(226,710.21)	(1,019,538.55)
10.1.1.20.21.00	Services Rendered	468,924.41	1,434,080.99
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(533,192.56)	(1,510,728.87)
10.1.1.20.24.00	Other Administrative Expenses	(473,442.93)	(1,341,294.29)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(88,298.41)	(369,951.90)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	579,460.47	1,336,828.09
10.1.1.20.25.00	Other Operating Income	34,798.19	134,063.22
10.1.1.20.32.00	Other Operating Expenses	(214,959.38)	(702,535.79)
10.1.1.00.00.00	OPERATING INCOME	115,447.26	1,944,444.11
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(7,160.71)	(3,627.11)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	108,286.55	1,940,817.00
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	692,510.37	592,954.94
10.2.1.00.00.00	Provision for Income Tax	191,709.31	28,697.15
10.2.2.00.00.00	Provision for Social Contribution	106,545.15	(4,382.18)
10.2.3.00.00.00	Deferred Tax Asset	394,255.91	568,639.97
10.3.0.00.00.00	PROFIT SHARING	(97,261.00)	(332,759.23)
10.0.0.00.00.00	NET INCOME	703,535.92	2,201,012.71
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(275,206.76)	(860,984.76)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000252031495469	0.000788480742884

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

CODE		CAPITAL	CAPITAL INCREASE	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL

						LEGAL	STATUTORY

00.0.1.01.00.00	AT JULY 1, 2008	8,000,000.00	-	161,378.33	3,006.76	817,799.51	3,920,892.70	(51,596.30)	-	(154,834.84)	12,696,646.16
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	-	(177,677.93)	-	-	(177,677.93)
00.1.1.05.00.00	CAPITAL INCREASE	-	3,000,000.00	-	-	-	(3,000,000.00)	-	-	-	-
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	Own Stocks Acquisition / Cancellation	-	-	-	-	-	(14,811.63)	-	-	(13,449.63)	(28,261.26)
00.0.1.12.00.00	Restatement of Membership Certificates		-	-							-
00.0.1.15.00.00	Revaluation Reserve on Subsidiaries/Associated	-	-	-	95.76	-	-	-	-	-	95.76
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	-	703,535.92	-	703,535.92
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	Reserves	-	-	-	-	-	-		-	-	-
00.0.1.23.00.00	Interest on Own Capital	-	-	-	-	-	-	-	(275,206.76)	-	(275,206.76)
00.0.1.00.00.00	AT SEPTEMBER 30, 2008	8,000,000.00	3,000,000.00	161,378.33	3,102.52	817,799.51	906,081.07	(229,274.23)	428,329.16	(168,284.47)	12,919,131.89
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	3,000,000.00	-	95.76	-	(3,014,811.63)	(177,677.93)	428,329.16	(13,449.63)
00.0.6.00.00.00	Interest on Own Capital Per Share									(0.000098588813043)

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

		From July 1, 2008
CODE	DESCRIPTION	to September 30, 2008

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	14,604,260.77
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	-
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	1,938.48
10.5.0.00.00.00	THIRD PARTY FUNDS	14,602,322.29
10.5.1.00.00.00	Increase in Liabilities	10,337,122.37
10.5.1.01.00.00	Deposits	4,889,793.96
10.5.1.04.00.00	Real estate notes	3,357,533.66
10.5.1.08.00.00	Borrowings and Onlendings	2,089,794.75
10.5.2.00.00.00	DECREASE IN ASSETS	3,899,492.32
10.5.2.01.00.00	Interbank Investments	2,720,918.96
10.5.2.03.00.00	Interbank and Interdepartmental accounts	636,678.23
10.5.2.05.00.00	Leasing Operations	90,262.09
10.5.2.07.00.00	Other Assets	451,633.04
10.5.3.00.00.00	Sale of Assets and Investments	45,786.89
10.5.3.02.00.00	Foreclosed Assets	16,465.12
10.5.3.03.00.00	Fixed Assets	66.48
10.5.3.05.00.00	Investments	29,255.29
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	319,920.71
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	14,365,993.11
20.1.0.00.00.00	NET LOSS FOR THE PERIOD	546,245.68
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	275,206.76
20.3.0.00.00.00	Issued own stocks acquisitions	28,261.26
20.4.0.00.00.00	INVESTMENTS IN	230,056.22
20.4.2.00.00.00	Foreclosed Assets	6,969.10
20.4.3.00.00.00	Fixed Assets	66,843.08
20.4.5.00.00.00	Investments	156,244.04
20.5.0.00.00.00	DEFERRED CHARGES	120,458.34
20.6.0.00.00.00	INCREASE IN ASSETS	9,031,385.02
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	4,274,526.24
20.6.4.00.00.00	Lending Operations	3,636,009.68
20.6.6.00.00.00	Other Credits	1,120,849.10
20.7.0.00.00.00	DECREASE IN LIABILITIES	4,134,379.83
20.7.2.00.00.00	Securities Purchased Under Resale Agreements	1,807,762.17
20.7.6.00.00.00	Debentures	1,051,586.47
20.7.7.00.00.00	Interbank and Interdepartmental accounts	641,863.93
20.7.9.00.00.00	Other Liabilities	633,167.26
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	238,267.66

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,380,450.68
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,618,718.34
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	238,267.66

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	September 30, 2008

10.0.0.00.00.00	TOTAL ASSETS	178,520,392.55
10.1.0.00.00.00	CURRENT ASSETS	126,883,862.54
10.1.1.00.00.00	CASH AND DUE FROM BANKS	3,788,461.26
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	37,091,510.86
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	31,850,387.92
10.1.2.22.00.00	Interbank Deposits	5,241,122.94
10.1.3.00.00.00	MARKETABLE SECURITIES	23,485,720.60
10.1.3.10.00.00	Own Portfolio	13,516,706.97
10.1.3.20.00.00	Subject to Repurchase Commitments	134,016.11
10.1.3.40.00.00	Pledged under Guarantees Rendered	577,847.01
10.1.3.70.00.00	Pledged with Brazilian Central Bank	5,118,621.17
10.1.3.85.00.00	Derivative Financial Instruments	4,138,529.34
10.1.4.00.00.00	INTERBANK ACCOUNTS	7,529,285.36
10.1.4.10.00.00	Payments and Receipts Pending Settlement	846,074.42
10.1.4.20.00.00	Compulsory Deposits	6,637,849.79
10.1.4.20.10.00	Brazilian Central Bank	6,636,507.72
10.1.4.20.40.00	National Housing System - SFH	1,342.07
10.1.4.80.00.00	Correspondent Banks	45,361.15
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	49,529.89
10.1.5.10.00.00	Third-party Funds in Transit	184.72
10.1.5.20.00.00	Internal Transfers of Funds	49,345.17
10.1.6.00.00.00	LENDING OPERATIONS	33,693,848.23
10.1.6.10.00.00	Lending Operations	36,204,872.44
10.1.6.10.10.00	Public Sector	137,140.71
10.1.6.10.20.00	Private Sector	36,067,731.73
10.1.6.90.00.00	Allowance for Losses on Lending	(2,511,024.21)
10.1.7.00.00.00	LEASING OPERATIONS	3,682,486.38
10.1.7.10.00.00	Leasing Operations	3,816,290.76
10.1.7.10.20.00	Private Sector	3,816,290.76
10.1.7.90.00.00	Allowance for Losses on Leasing	(133,804.38)
10.1.8.00.00.00	OTHER CREDITS	16,912,882.55
10.1.8.20.00.00	Foreign Exchange Portfolio	6,952,839.33
10.1.8.30.00.00	Income Receivable	490,252.21
10.1.8.40.00.00	Negotiation and Intermediation of Securities	1,470,560.47
10.1.8.70.00.00	Sundry	8,069,639.00
10.1.8.90.00.00	Allowance for Losse on Other Credits	(70,408.46)
10.1.9.00.00.00	OTHER ASSETS	650,137.41
10.1.9.40.00.00	Other Assets	264,877.40
10.1.9.70.00.00	Allowance for Other Assets Losses	(67,607.48)
10.1.9.90.00.00	Prepaid Expenses	452,867.49
10.2.0.00.00.00	LONG-TERM ASSETS	48,961,129.46
10.2.2.00.00.00	INTERBANK INVESTMENTS	957,314.43
10.2.2.22.00.00	Interbank Deposits	957,314.43
10.2.3.00.00.00	MARKETABLE SECURITIES	14,549,985.47
10.2.3.10.00.00	Own Portfolio	5,875,546.15
10.2.3.20.00.00	Subject to Repurchase Commitments	2,487,679.13
10.2.3.40.00.00	Pledged under Guarantees Rendered	1,291,802.04
10.2.3.45.00.00	Securities purpose of unrestricted purchase and
	sale commitments	209,160.78
10.2.3.70.00.00	Pledged with Brazilian Central Bank	3,866,710.87
10.2.3.85.00.00	Derivative Financial Instruments	819,086.50
10.2.4.00.00.00	INTERBANK ACCOUNTS	58,463.15
10.2.4.20.00.00	Compulsory Deposits	58,463.15
10.2.4.20.40.00	National Housing System - SFH	58,463.15
10.2.6.00.00.00	LENDING OPERATIONS	20,751,265.96
10.2.6.10.00.00	Lending Operations	21,299,032.33
10.2.6.10.10.00	Public Sector	702,846.59
10.2.6.10.20.00	Private Sector	20,596,185.74

10.2.6.90.00.00	Allowance for Losses on Lending	(547,766.37)
10.2.7.00.00.00	LEASING OPERATIONS	5,502,614.80
10.2.7.10.00.00	Leasing Operations	5,702,010.88
10.2.7.10.20.00	Private Sector	5,702,010.88
10.2.7.90.00.00	Allowance for Losses on Leasing	(199,396.08)
10.2.8.00.00.00	OTHER CREDITS	6,053,125.35
10.2.8.10.00.00	Receivables on Guarantees Honored	666.84
10.2.8.20.00.00	Foreign Exchange Portfolio	8,116.09
10.2.8.30.00.00	Income Receivable	116,074.01
10.2.8.70.00.00	Sundry	5,929,150.70
10.2.8.90.00.00	Allowance for Losses on Other Credits	(882.29)
10.2.9.00.00.00	OTHER ASSETS	1,088,360.30
10.2.9.90.00.00	Prepaid Expenses	1,088,360.30
10.3.0.00.00.00	PERMANENT ASSETS	2,675,400.55
10.3.1.00.00.00	INVESTMENTS	886,371.73
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	237,352.46
10.3.1.20.10.00	Local	237,352.46
10.3.1.50.00.00	Other Investments	708,780.00
10.3.1.90.00.00	Allowance for Losses	(59,760.73)
10.3.2.00.00.00	FIXED ASSETS	932,776.47
10.3.2.30.00.00	Land and buildings in use	611,381.12
10.3.2.40.00.00	Other Fixed Assets	1,780,281.44
10.3.2.90.00.00	Accumulated Depreciation	(1,458,886.09)
10.3.4.00.00.00	DEFERRED CHARGES	856,252.35
10.3.4.10.00.00	Organization and Expansion Costs	1,709,666.31
10.3.4.90.00.00	Accumulated Amortization	(853,413.96)
40.0.0.00.00.00	TOTAL LIABILITIES	178,520,392.55
40.1.0.00.00.00	CURRENT LIABILITIES	99,184,952.74
40.1.1.00.00.00	DEPOSITS	29,446,788.74
40.1.1.10.00.00	Demand Deposits	3,375,925.28
40.1.1.20.00.00	Savings Deposits	7,265,665.59
40.1.1.30.00.00	Interbank Deposits	848,751.75
40.1.1.40.00.00	Time Deposits	17,868,558.93
40.1.1.90.00.00	Other Deposits	87,887.19
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	20,621,217.85
40.1.2.10.00.00	Own Portfolio	9,522,431.11
40.1.2.20.00.00	Third Parties Portfolio	10,614,200.34
40.1.2.30.00.00	Unrestricted Portfolio	484,586.40
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	6,160,812.43
40.1.3.20.00.00	Real Estate Notes, Mortgage Notes, Credits and Similar	4,231,827.07
40.1.3.40.00.00	Debentures	116,238.49
40.1.3.50.00.00	Securities Abroad	1,812,746.87
40.1.4.00.00.00	INTERBANK ACCOUNTS	959,196.30
40.1.4.10.00.00	Receipts and Payments Pending Settlement	878,629.00
40.1.4.40.00.00	Correspondent Banks	80,567.30
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	327,369.53
40.1.5.10.00.00	Third-Party Funds in Transit	326,950.48
40.1.5.20.00.00	Internal Transfer of Funds	419.05
40.1.6.00.00.00	BORROWINGS	5,993,482.85
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	54.52
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	117,499.03
40.1.6.30.00.00	Foreign Borrowings	5,875,929.30
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,267,149.10
40.1.7.10.00.00	National Treasury	64,884.04
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,434,311.89
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,743,458.40
40.1.7.90.00.00	Other Instituituions	24,494.77
40.1.8.00.00.00	FOREIGN ONLENDINGS	14,869.42
40.1.8.10.00.00	Foreign Onlendings	14,869.42
40.1.9.00.00.00	OTHER LIABILITIES	32,394,066.52
40.1.9.10.00.00	Collection of Taxes and Social Contributions	2,437,004.69
40.1.9.20.00.00	Foreign Exchange Portfolio	4,716,749.57
40.1.9.30.00.00	Social and Statutory	582,400.60

40.1.9.40.00.00	Taxes and Social Security	988,840.73
40.1.9.50.00.00	Negotiation and Intermediation of Securities	529,772.37
40.1.9.85.00.00	Subordinated Debt	26,345.90
40.1.9.87.00.00	Derivative Financial Instruments	5,138,909.22
40.1.9.90.00.00	Sundry	17,974,043.44
40.2.0.00.00.00	LONG-TERM LIABILITIES	63,689,254.20
40.2.1.00.00.00	DEPOSITS	24,966,281.62
40.2.1.30.00.00	Interbank Deposits	1,910.70
40.2.1.40.00.00	Time Deposits	24,964,370.92
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	10,706,064.44
40.2.2.10.00.00	Own Portfolio	10,706,064.44
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,450,321.28
40.2.3.20.00.00	Real Estate Notes, Mortgage Notes, Credits and Similar	289,251.30
40.2.3.40.00.00	Debentures	1,917,748.33
40.2.3.50.00.00	Securities Abroad	243,321.65
40.2.6.00.00.00	BORROWINGS	2,325,196.64
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	141.81
40.2.6.30.00.00	Foreign Borrowings	2,325,054.83
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	6,920,188.73
40.2.7.10.00.00	National Treasury	56,804.00
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	3,175,551.98
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	3,535,721.05
40.2.7.90.00.00	Other Institutions	152,111.70
40.2.8.00.00.00	FOREIGN ONLENDINGS	67,445.47
40.2.8.10.00.00	Foreign Onlendings	67,445.47
40.2.9.00.00.00	OTHER LIABILITIES	16,253,756.02
40.2.9.20.00.00	Foreign Exchange Portfolio	8,082.40
40.2.9.40.00.00	Taxes and Social Security	3,909,824.74
40.2.9.50.00.00	Negotiation and Intermediation of Securities	48,451.63
40.2.9.85.00.00	Subordinated Debt	7,600,041.13
40.2.9.87.00.00	Derivative Financial Instruments	719,925.66
40.2.9.90.00.00	Sundry	3,967,430.46
40.5.0.00.00.00	DEFERRED INCOME	73,214.51
40.5.1.00.00.00	Deferred Income	73,214.51
40.9.0.00.00.00	MINORITY INTEREST	2,653,839.21
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	12,919,131.89
40.6.1.00.00.00	Capital	11,000,000.00
40.6.1.10.00.00	Local Residents	7,750,829.63
40.6.1.20.00.00	Foreign Residents	3,249,170.37
40.6.4.00.00.00	Capital Reserves	161,378.33
40.6.5.00.00.00	Revaluation Reserve	3,102.52
40.6.6.00.00.00	Revenue Reserves	1,723,880.58
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(229,274.23)
40.6.8.00.00.00	Retained Earnings	428,329.16
40.6.9.00.00.00	Treasury Stocks	(168,284.47)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From July 1, 2008	From January 1, 2008
CODE	DESCRIPTION	to September 30, 2008	to September 30, 2008

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	7,307,852.92	16,681,766.27
10.1.1.10.10.11	Lending Operations	4,494,636.14	9,941,915.77
10.1.1.10.10.13	Leasing Operations	348,814.69	923,712.15
10.1.1.10.10.15	Marketable Securities	2,483,812.22	5,014,467.11
10.1.1.10.10.16	Derivative Financial Instruments	(746,854.04)	(39,126.69)
10.1.1.10.10.17	Foreign Exchange Transactions	564,369.79	410,007.98
10.1.1.10.10.19	Compulsory Deposits	163,074.12	430,789.95
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(5,846,697.11)	(10,639,975.35)
10.1.1.10.20.12	Deposits and Securities Sold	(4,271,143.26)	(7,477,109.14)
10.1.1.10.20.14	Borrowings and Onlendings	(904,874.29)	(1,146,634.23)
10.1.1.10.20.18	Foreign Exchange Transactions
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(670,679.56)	(2,016,231.98)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,461,155.81	6,041,790.92
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(1,046,990.93)	(3,135,888.66)
10.1.1.20.21.00	Services Rendered	885,269.79	2,715,659.55
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(666,815.11)	(1,894,247.79)
10.1.1.20.24.00	Other Administrative Expenses	(924,609.31)	(2,651,257.98)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(246,255.85)	(871,918.58)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	848.42	10,899.70
10.1.1.20.25.00	Other Operating Income	1,889,829.29	5,607,603.50
10.1.1.20.32.00	Other Operating Expenses	(1,985,258.16)	(6,052,627.06)
10.1.1.00.00.00	OPERATING INCOME	414,164.88	2,905,902.26
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(11,110.56)	14,795.66
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	403,054.32	2,920,697.92
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	514,329.39	(25,776.48)
10.2.1.00.00.00	Provision for income tax	(93,465.20)	(870,527.13)
10.2.2.00.00.00	Provision for social contribution	19,386.33	(259,879.46)
10.2.3.00.00.00	Deferred tax asset	588,408.26	1,104,630.11
10.3.0.00.00.00	PROFIT SHARING	(127,525.15)	(418,569.73)
40.0.0.00.00.00	MINORITY INTEREST	(86,322.64)	(275,339.00)
10.0.0.00.00.00	NET INCOME	789,858.56	2,476,351.71
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(275,206.76)	(860,984.76)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000282955323853	0.000887116928981

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

								UNREALIZED
								GAINS AND
								LOSSES-
								MARKETABLE
								SECURITIES AND
					REVALUATION			DERIVATIVE
			CAPITAL	CAPITAL	RESERVE ON	REVENUE RESERVES		FINANCIAL	RETAINED	TREASURY

CODE		CAPITAL	INCREASE	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.01.00.00	AT JULY 1, 2008	8,000,000.00	-	161,378.33	3,006.76	817,799.51	3,920,892.70	(51,596.30)	-	(154,834.84)	12,696,646.16
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	-	(177,677.93)	-	-	(177,677.93)
00.1.1.05.00.00	CAPITAL INCREASE	-	3,000,000.00	-	-	-	(3,000,000.00)	-	-	-	-
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	Own Stocks Acquisition / Cancellation	-	-	-	-	-	(14,811.63)	-	-	(13,449.63)	(28,261.26)
00.0.1.12.00.00	Restatement of Membership Certificates		-	-							-
00.0.1.15.00.00	Revaluation Reserve on Subsidiaries/Associated	-	-	-	95.76	-	-	-	-	-	95.76
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	-	703,535.92	-	703,535.92
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	Reserves	-	-	-	-	-	-		-	-	-
00.0.1.23.00.00	Interest on Own Capital	-	-	-	-	-	-	-	(275,206.76)	-	(275,206.76)
00.0.1.00.00.00	AT SEPTEMBER 30, 2008	8,000,000.00	3,000,000.00	161,378.33	3,102.52	817,799.51	906,081.07	(229,274.23)	428,329.16	(168,284.47)	12,919,131.89
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	3,000,000.00	-	95.76	-	(3,014,811.63)	(177,677.93)	428,329.16	(13,449.63)
00.0.6.00.00.00	Interest on Own Capital Per Share						(0.000098588813043)

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

		From July 1, 2008
CODE	DESCRIPTION	to September 30, 2008

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	13,673,785.69
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	835,127.83
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	2,673.40
10.5.0.00.00.00	THIRD PARTY FUNDS	12,835,984.46
10.5.1.00.00.00	Increase in Liabilities	9,791,758.70
10.5.1.01.00.00	Deposits	4,270,988.36
10.5.1.04.00.00	Real Estate Notes	3,387,572.01
10.5.1.08.00.00	Borrowings and Onlendings	2,133,198.33
10.5.2.00.00.00	Decrease in Assets	2,962,326.52
10.5.2.01.00.00	Interbank Investments	2,382,229.20
10.5.2.03.00.00	Interbank and Interdepartmental accounts	580,097.32
10.5.3.00.00.00	Sale of Assets and Investments	81,199.24
10.5.3.02.00.00	Foreclosed Assets	54,396.64
10.5.3.03.00.00	Fixed Assets	9,383.52
10.5.3.05.00.00	Investments	17,419.08
10.5.4.00.00.00	Dividends Received from Subsidiaries and Associated Companies	700.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	13,077,850.71
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	275,206.76
20.3.0.00.00.00	ISSUED OWN STOCKS ACQUISITIONS	28,261.26
20.4.0.00.00.00	INVESTMENTS IN	149,513.58
20.4.2.00.00.00	Foreclosed Assets	47,692.92
20.4.3.00.00.00	Fixed Assets	91,109.03
20.4.5.00.00.00	Investments	10,711.63
20.5.0.00.00.00	DEFERRED CHARGES	132,759.35
20.6.0.00.00.00	INCREASE IN ASSETS	9,023,507.04
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	3,746,348.35
20.6.4.00.00.00	Lending Operations	3,642,900.80
20.6.5.00.00.00	Leasing Operations	942,894.26
20.6.6.00.00.00	Other Credits	601,620.65
20.6.7.00.00.00	Other Assets	89,742.98
20.7.0.00.00.00	DECREASE IN LIABILITIES	3,468,602.72
20.7.2.00.00.00	Securities Purchased Under Resale Agreements	796,156.81
20.7.6.00.00.00	Debentures	972,831.81
20.7.7.00.00.00	Interbank and Interdepartmental accounts	614,714.19
20.7.9.00.00.00	Other Liabilities	1,084,899.91
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	595,934.98

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	3,192,526.28
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	3,788,461.26
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	595,934.98

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	September 30, 2008

10.0.0.00.00.00	TOTAL ASSETS	176,810,181.98
10.1.0.00.00.00	CURRENT ASSETS	114,540,485.78
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,796,640.17
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	36,421,548.48
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	31,839,029.20
10.1.2.22.00.00	Interbank Deposits	4,582,519.28
10.1.3.00.00.00	MARKETABLE SECURITIES	18,422,141.17
10.1.3.10.00.00	Own Portfolio	8,589,814.98
10.1.3.20.00.00	Subject to Repurchase Commitments	129,664.74
10.1.3.40.00.00	Pledged under Guarantees Rendered	530,449.02
10.1.3.45.00.00	Securities purpose of unrestricted purchase and
	sale commitments	209,160.78
10.1.3.70.00.00	Pledged with Brazilian Central Bank	5,118,621.17
10.1.3.85.00.00	Derivative Financial Instruments	3,844,430.48
10.1.4.00.00.00	INTERBANK ACCOUNTS	7,540,195.95
10.1.4.10.00.00	Payments and Receipts Pending Settlement	850,252.92
10.1.4.20.00.00	Compulsory Deposits	6,637,851.73
10.1.4.20.10.00	Brazilian Central Bank	6,636,509.66
10.1.4.20.40.00	National Housing System - SFH	1,342.07
10.1.4.80.00.00	Correspondent Banks	52,091.30
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	43,875.38
10.1.5.10.00.00	Third-party Funds in Transit	184.18
10.1.5.20.00.00	Internal Transfers of Funds	43,691.20
10.1.6.00.00.00	LENDING OPERATIONS	34,415,722.89
10.1.6.10.00.00	Lending Operations	37,206,448.22
10.1.6.10.10.00	Public Sector	137,140.71
10.1.6.10.20.00	Private Sector	37,069,307.51
10.1.6.90.00.00	Allowance for Losses on Lending	(2,790,725.33)
10.1.7.00.00.00	LEASING OPERATIONS	257,122.75
10.1.7.10.00.00	Leasing Operations	390,927.13
10.1.7.10.20.00	Private Sector	390,927.13
10.1.7.90.00.00	Allowance for Losses on Leasing	(133,804.38)
10.1.8.00.00.00	OTHER CREDITS	15,058,271.57
10.1.8.20.00.00	Foreign Exchange Portfolio	4,526,329.51
10.1.8.30.00.00	Income Receivable	257,610.09
10.1.8.40.00.00	Negotiation and Intermediation of Securities	1,512,226.43
10.1.8.70.00.00	Sundry	8,834,853.90
10.1.8.90.00.00	Allowance for Losses on Other Credits	(72,748.36)
10.1.9.00.00.00	OTHER ASSETS	584,967.42
10.1.9.40.00.00	Other Assets	219,102.00
10.1.9.70.00.00	Allowance for Other Assets Losses	(56,646.80)
10.1.9.90.00.00	Prepaid Expenses	422,512.22
10.2.0.00.00.00	LONG-TERM ASSETS	39,749,382.81
10.2.2.00.00.00	INTERBANK INVESTMENTS	935,567.64
10.2.2.22.00.00	Interbank Deposits	935,567.64
10.2.3.00.00.00	MARKETABLE SECURITIES	11,155,692.79
10.2.3.10.00.00	Own Portfolio	2,522,514.51
10.2.3.20.00.00	Subject to Repurchase Commitments	2,487,679.13
10.2.3.40.00.00	Pledged under Guarantees Rendered	1,473,454.78
10.2.3.70.00.00	Pledged with Brazilian Central Bank	3,866,710.87
10.2.3.85.00.00	Derivative Financial Instruments	805,333.50
10.2.4.00.00.00	INTERBANK ACCOUNTS	58,463.15
10.2.4.20.00.00	Compulsory Deposits	58,463.15
10.2.4.20.40.00	National Housing System - SFH	58,463.15
10.2.6.00.00.00	LENDING OPERATIONS	20,786,964.53
10.2.6.10.00.00	Lending Operations	21,344,106.74
10.2.6.10.10.00	Public Sector	702,846.59
10.2.6.10.20.00	Private Sector	20,641,260.15

10.2.6.90.00.00	Allowance for Losses on Lending	(557,142.21)
10.2.7.00.00.00	LEASING OPERATIONS	163,422.45
10.2.7.10.00.00	Leasing Operations	362,818.53
10.2.7.10.20.00	Private Sector	362,818.53
10.2.7.90.00.00	Allowance for Losses on Leasing	(199,396.08)
10.2.8.00.00.00	OTHER CREDITS	5,555,587.63
10.2.8.10.00.00	Receivables on Guarantees Honored	666.84
10.2.8.20.00.00	Foreign Exchange Portfolio	8,116.09
10.2.8.30.00.00	Income Receivable	115,804.88
10.2.8.70.00.00	Sundry	5,431,890.71
10.2.8.90.00.00	Allowance for Losses on Other Credits	(890.89)
10.2.9.00.00.00	OTHER ASSETS	1,093,684.62
10.2.9.90.00.00	Prepaid Expenses	1,093,684.62
10.3.0.00.00.00	PERMANENT ASSETS	22,520,313.39
10.3.1.00.00.00	INVESTMENTS	6,590,565.19
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	6,551,013.49
10.3.1.20.10.00	Local Residents	3,627,620.45
10.3.1.20.20.00	Foreign residents	2,923,393.04
10.3.1.50.00.00	Other Investments	84,144.09
10.3.1.90.00.00	Allowance for Losses	(44,592.39)
10.3.2.00.00.00	FIXED ASSETS	549,273.37
10.3.2.30.00.00	Land and buildings in use	219,298.40
10.3.2.40.00.00	Other Fixed Assets	1,308,125.67
10.3.2.90.00.00	Accumulated Depreciation	(978,150.70)
10.3.3.00.00.00	LEASED FIXED ASSETS	14,586,029.03
10.3.3.20.00.00	Leased Assets	18,309,428.77
10.3.3.90.00.00	Accumulated depreciation	(3,723,399.74)
10.3.4.00.00.00	DEFERRED CHARGES	794,445.80
10.3.4.10.00.00	Organization and Expansion Costs	1,548,194.87
10.3.4.90.00.00	Accumulated Amortization	(753,749.07)
40.0.0.00.00.00	TOTAL LIABILITIES	176,810,181.98
40.1.0.00.00.00	CURRENT LIABILITIES	97,982,922.77
40.1.1.00.00.00	DEPOSITS	30,121,005.53
40.1.1.10.00.00	Demand Deposits	3,415,879.14
40.1.1.20.00.00	Savings Deposits	7,265,665.59
40.1.1.30.00.00	Interbank Deposits	995,726.60
40.1.1.40.00.00	Time Deposits	18,355,847.01
40.1.1.90.00.00	Other Deposits	87,887.19
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	25,150,532.62
40.1.2.10.00.00	Own Portfolio	9,641,158.46
40.1.2.20.00.00	Third Parties Portfolio	15,024,787.76
40.1.2.30.00.00	Unrestricted Portfolio	484,586.40
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	6,001,860.10
40.1.3.20.00.00	Real Estate Notes, Mortgage Notes, Credits and Similar	4,054,002.02
40.1.3.40.00.00	Debentures	118,681.41
40.1.3.50.00.00	Securities Abroad	1,829,176.67
40.1.4.00.00.00	INTERBANK ACCOUNTS	962,207.87
40.1.4.10.00.00	Receipts and Payments Pending Settlement	881,640.57
40.1.4.40.00.00	Correspondent Banks	80,567.30
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	327,160.51
40.1.5.10.00.00	Third-Party Funds in Transit	326,939.80
40.1.5.20.00.00	Internal Transfer of Funds	220.71
40.1.6.00.00.00	BORROWINGS	5,875,983.82
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	54.52
40.1.6.30.00.00	Foreign Borrowings	5,875,929.30
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,267,149.10
40.1.7.10.00.00	National Treasury	64,884.04
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,434,311.89
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,743,458.40
40.1.7.90.00.00	Other Institutions	24,494.77
40.1.8.00.00.00	FOREIGN ONLENDING	14,869.42
40.1.8.10.00.00	Foreign Onlending	14,869.42
40.1.9.00.00.00	OTHER LIABILITIES	26,262,153.80

40.1.9.10.00.00	Collection of Taxes and Social Contributions	2,392,819.80
40.1.9.20.00.00	Foreign Exchange Portfolio	4,716,749.57
40.1.9.30.00.00	Social and Statutory	482,961.31
40.1.9.40.00.00	Taxes and Social Security	784,976.87
40.1.9.50.00.00	Negotiation and Intermediation of Securities	729,253.06
40.1.9.85.00.00	Subordinated Debt	26,345.90
40.1.9.87.00.00	Derivative Financial Instruments	5,210,808.90
40.1.9.90.00.00	Sundry	11,918,238.39
40.2.0.00.00.00	LONG-TERM LIABILITIES	65,734,333.41
40.2.1.00.00.00	DEPOSITS	27,379,078.11
40.2.1.30.00.00	Interbank Deposits	1,910.70
40.2.1.40.00.00	Time Deposits	27,377,167.41
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	10,841,612.49
40.2.2.10.00.00	Own Portfolio	10,841,612.49
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	3,057,873.63
40.2.3.20.00.00	Real Estate Notes, Mortgage Notes, Credits and Similar	289,725.99
40.2.3.40.00.00	Debentures	2,524,825.99
40.2.3.50.00.00	Securities Abroad	243,321.65
40.2.6.00.00.00	BORROWINGS	2,325,196.64
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	141.81
40.2.6.30.00.00	Foreign Borrowings	2,325,054.83
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	6,920,188.73
40.2.7.10.00.00	National Treasury	56,804.00
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	3,175,551.98
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	3,535,721.05
40.2.7.90.00.00	Other Institutions	152,111.70
40.2.8.00.00.00	FOREIGN ONLENDINGS	67,445.47
40.2.8.10.00.00	Foreign Onlendings	67,445.47
40.2.9.00.00.00	OTHER LIABILITIES	15,142,938.34
40.2.9.20.00.00	Foreign Exchange Portfolio	8,082.40
40.2.9.40.00.00	Taxes and Social Security	3,576,481.22
40.2.9.50.00.00	Negotiation and Intermediation of Securities	48,451.63
40.2.9.85.00.00	Subordinated Debt	7,600,041.14
40.2.9.87.00.00	Derivative Financial Instruments	719,607.66
40.2.9.90.00.00	Sundry	3,190,274.29
40.5.0.00.00.00	DEFERRED INCOME	54,977.63
40.5.1.00.00.00	Deferred Income	54,977.63
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	13,037,948.17
40.6.1.00.00.00	Capital	11,074,235.97
40.6.1.10.00.00	Local Residents	7,824,707.62
40.6.1.20.00.00	Foreign Residents	3,249,528.35
40.6.4.00.00.00	Capital Reserves	182,488.86
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	3,102.61
40.6.6.00.00.00	Revenue Reserves	1,765,442.13
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(229,274.19)
40.6.8.00.00.00	Retained earnings	410,237.26
40.6.9.00.00.00	Treasury Stock	(168,284.47)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From July 1, 2008	From January 1, 2008
CODE	DESCRIPTION	to September 30, 2008	to September 30, 2008

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	6,235,145.22	17,460,871.68
10.1.1.10.10.11	Lending Operations	4,347,805.72	10,537,245.69
10.1.1.10.10.13	Leasing Operations	349,828.07	926,704.35
10.1.1.10.10.15	Marketable Securities	2,208,523.85	5,101,963.04
10.1.1.10.10.16	Derivative Financial Instruments	(833,849.58)	120,208.81
10.1.1.10.10.17	Foreign Exchange Transactions	-	344,196.80
10.1.1.10.10.19	Compulsory Deposits	162,837.16	430,552.99
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(5,877,177.55)	(12,121,967.95)
10.1.1.10.20.12	Deposits and Securities Sold	(4,180,092.23)	(8,504,242.75)
10.1.1.10.20.14	Borrowings and Onlendings	(873,445.61)	(1,350,514.23)
10.1.1.10.20.18	Foreign Exchange Transactions	(69,466.47)	-
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(754,173.24)	(2,267,210.97)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	357,967.67	5,338,903.73
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(257,782.53)	(3,207,925.27)
10.1.1.20.21.00	Services Rendered	691,281.10	2,163,231.25
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(571,907.95)	(1,622,313.20)
10.1.1.20.24.00	Other Administrative Expenses	(872,622.60)	(2,572,465.04)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(88,065.16)	(326,852.19)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	968,848.16	896,430.71
10.1.1.20.25.00	Other Operating Income	363,729.95	2,217,543.23
10.1.1.20.32.00	Other Operating Expenses	(749,046.03)	(3,963,500.03)
10.1.1.00.00.00	OPERATING INCOME	100,185.14	2,130,978.46
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	69,856.92	91,087.32
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	170,042.06	2,222,065.78
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	626,285.95	308,534.20
10.2.1.00.00.00	Provision for Income Tax	(6,662.26)	(646,964.23)
10.2.2.00.00.00	Provision for Social Contribution	57,966.75	(170,290.59)
10.2.3.00.00.00	Deferred Tax Asset	574,981.46	1,125,789.02
10.3.0.00.00.00	PROFIT SHARING	(101,341.60)	(344,577.61)
10.0.0.00.00.00	NET INCOME	694,986.41	2,186,022.37
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(275,206.76)	(860,984.76)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000248968758046	0.000783110671932

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From July 1, 2008
CODE	DESCRIPTION	to September 30, 2008

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	14,676,379.97
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	704,281.21
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	2,742.61
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(28,115.08)
10.3.3.00.00.00	Other (+/-)	(28,115.08)
10.5.0.00.00.00	THIRD PARTY FUNDS	13,997,471.23
10.5.1.00.00.00	Increase in Liabilities	10,180,350.44
10.5.1.01.00.00	Deposits	4,704,707.38
10.5.1.04.00.00	Real Estate Notes, Mortgage Notes, Credits and Similar	3,357,533.66
10.5.1.08.00.00	Borrowings and onlendings	2,118,109.40
10.5.2.00.00.00	Decrease in Assets	2,862,064.95
10.5.2.01.00.00	Interbank Investments	2,144,370.98
10.5.2.03.00.00	Interbank and Interdepartmental accounts	585,770.93
10.5.2.05.00.00	Leasing Operations	131,923.04
10.5.3.00.00.00	Sale of Assets and Investments	825,033.22
10.5.3.02.00.00	Foreclosed Assets	53,101.68
10.5.3.03.00.00	Fixed Assets	45.88
10.5.3.04.00.00	Leased Fixed Assets	272,883.14
10.5.3.05.00.00	Investments	499,002.52
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	130,022.62
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	14,433,973.71
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL
	PROPOSED/DISTRIBUTED	275,206.76
20.4.0.00.00.00	INVESTMENTS IN	3,140,904.50
20.4.2.00.00.00	Foreclosed Assets	47,430.82
20.4.3.00.00.00	Fixed Assets	72,535.12
20.4.4.00.00.00	Leased Fixed Assets	3,010,281.16
20.4.5.00.00.00	Investments	10,657.40
20.5.0.00.00.00	DEFERRED CHARGES	130,200.98
20.6.0.00.00.00	INCREASE IN ASSETS	7,588,127.39
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	3,210,634.05
20.6.4.00.00.00	Lending Operations	3,625,839.08
20.6.4.00.00.00	Other Credits	674,691.94
20.6.7.00.00.00	Other Assets	76,962.32
20.7.0.00.00.00	DECREASE IN LIABILITIES	3,299,534.08
20.7.2.00.00.00	Securities Purchased Under Resale Agreements	1,551,060.48
20.7.6.00.00.00	Debentures	1,039,727.27
20.7.7.00.00.00	Interbank and Interdepartmental accounts	612,748.31
20.7.9.00.00.00	Other Liabilities	95,998.02
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	242,406.26

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,554,233.91
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	1,796,640.17
	(= 30.0.0.00.00.00)	242,406.26

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	September 30, 2008

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	167,100,595.25
10.1.0.00.00-2	AVAILABLE FUNDS	3,788,461.26
10.1.1.00.00-5	Cash	1,208,424.24
10.1.2.00.00-8	Bank Deposits	31,918.79
10.1.3.00.00-1	Free Reserves	181.98
10.1.5.00.00-7	Foreign Money Supply	2,547,936.25
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	2,467,644.75
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	80,291.50
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	38,048,825.31
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	31,850,387.94
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	9,016,409.54
10.2.1.10.10-4	Federal Government Securities	8,942,899.03
10.2.1.10.90-8	Other	73,510.51
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	22,833,978.40
10.2.2.00.00-7	INTERBANK INVESTMENTS	6,169,505.24
10.2.2.10.00-4	INTERBANK DEPOSITS	6,169,505.24
10.2.6.00.00-9	Foreign Currency Investments	28,932.13
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	28,932.13
10.3.0.00.00-0	MARKETABLE SECURITIES	38,035,587.24
10.3.1.00.00-3	Marketable Securities	19,394,089.42
10.3.1.10.00-0	FIXED RATE SECURITIES	11,128,544.16
10.3.1.10.10-3	Federal Government Securities	6,686,281.10
10.3.1.10.30-9	Financial Institutions	1,586,363.49
10.3.1.10.62-2	Certificates of Real Estate Receivables	554,913.70
10.3.1.10.90-7	Others	2,300,985.87
10.3.1.15.00-5	MUTUAL FUNDS	285,512.05
10.3.1.20.00-7	FLOATING RATE SECURITIES - TECHNICAL PROVISIONS RESERVE	1,583,604.26
10.3.1.20.10-0	Listed companies stocks	1,571,289.35
10.3.1.20.20-3	Non-listed companies stocks	11,647.09
10.3.1.20.40-9	Equity Funds	667.82
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	6,396,428.95
10.3.1.85.10-7	Brazilian Sovereign Bonds	280,938.51
10.3.1.85.20-0	Securities of Foreign Governments	4,743,981.36
10.3.1.85.30-3	Brazilian State-Owned Companies	23,384.07
10.3.1.85.90-1	Others	1,348,125.01
10.3.2.00.00-6	Subject to Commitments	2,621,695.24
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	2,621,695.24
10.3.2.10.10-6	Federal Government Securities	2,616,317.77
10.3.2.10.90-0	Other	5,377.47
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	4,957,615.84
10.3.3.10.00-6	Derivative Financial Instruments	3,708,162.07
10.3.3.15.00-1	Derivative Financial Instruments - SWAP	1,249,453.77
10.3.4.00.00-2	Pledged With Brazilian Central Bank	8,985,332.04
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	8,985,332.04
10.3.6.00.00-8	Pledged Under Guarantee Rendered	1,867,693.92
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	1,867,693.92
10.3.6.10.10-8	Federal Government Securities	926,373.76
10.3.6.10.90-2	Other	941,320.16
10.3.7.00.00-1	SECURITIES PURPOSE OF UNRESTRICTED PURCHASE AND SALE COMMITMENTS	209,160.78
10.3.7.10.00-8	Unrestricted Securities	209,160.78
10.4.0.00.00-9	INTERBANK ACCOUNTS	7,587,748.51
10.4.1.00.00-2	Check Clearing	846,074.42
10.4.2.00.00-5	Restricted Deposits	6,696,312.94
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	6,636,507.72
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	1,342.07
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	58,463.15
10.4.2.65.10-5	Novation Option	58,463.15
10.4.4.00.00-1	Correspondent Banks	45,361.15
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	49,529.89
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	54,865,659.39
10.6.1.00.00-0	Lending Operations	54,445,114.19
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	36,457,581.05
10.6.1.20.00-4	FINANCING	17,352,194.01
10.6.1.30.00-1	AGRICULTURAL	1,507,491.71
10.6.1.40.00-8	REAL ESTATE LOANS	2,186,638.00
10.6.1.40.30-7	Habitational Loans	2,186,638.00
10.6.1.90.00-3	ALLOWANCE FOR LOSSES ON LOANS	(3,058,790.58)
10.6.2.00.00-3	Leasing Operations	420,545.20
10.6.2.10.00-0	LEASING OPERATIONS	753,745.66
10.6.2.90.00-6	ALLOWANCE FOR LOSSES ON LEASING OPERATIONS	(333,200.46)
10.9.0.00.00-4	OTHER RECEIVABLES	24,724,783.65
10.9.1.00.00-7	Guarantees Honored	666.84

10.9.2.00.00-0	Foreign Exchange	6,960,955.42
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	4,756,932.40
10.9.2.06.10-7	Export and Interbank Contracts	2,401,245.27
10.9.2.06.30-3	Financial	11,694.38
10.9.2.06.32-7	Financial - Foreign Exchange Contracts to Liquidate	440,105.00
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	1,903,887.75
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	2,267,177.95
10.9.2.25.10-2	Import And Financial Contracts	124,621.92
10.9.2.25.22-9	Financial - Foreign Exchange Contracts to Compensate	419,408.00
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	1,723,148.03
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(94,619.22)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT CONTRACTS	31,464.29
10.9.3.00.00-3	INCOME RECEIVABLE	595,968.85
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	1,470,560.47
10.9.4.30.00-7	DEBTORS - PENDING SETTLEMENT	968,933.19
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES TRANSACTIONS	366,664.17
10.9.4.90.00-9	OTHER CREDITS BY NEGOTIATION AND INTERMEDIATION	134,963.11
10.9.5.00.00-9	Specific Credits	1,262,985.31
10.9.5.30.00-0	INSURANCE COMPANIES	1,262,269.46
10.9.5.30.10-3	Receivables of Insurance Operations	1,263,005.53
10.9.5.30.30-9	Allowance for Losses on Credits (-)	(736.07)
10.9.5.35.00-5	PRIVATE RETIREMENT LISTED COMPANIES	715.85
10.9.5.35.10-8	Notes and Credits Receivables	715.85
10.9.7.00.00-5	Other	12,987,773.57
10.9.7.25.00-4	FORECLOSED ASSETS	264,550.51
10.9.7.25.90-1	Other Assets	264,550.51
10.9.7.30.00-6	ALLOWANCE FOR LOSSES ON OTHER ASSETS	(67,607.48)
10.9.7.30.90-3	Other Assets	(67,607.48)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	4,681,660.88
10.9.7.40.10-6	Deferred Tax - Real After 5 years	69,400.08
10.9.7.40.20-9	Deferred Tax - Real less than 5 years	981,617.95
10.9.7.40.50-8	Deferred Tax	3,630,642.85
10.9.7.45.00-8	PREPAID TAXES	1,022,038.23
10.9.7.50.00-0	TAX RECOVERY	42,664.72
10.9.7.90.00-8	FOREIGN DEBTORS	22,046.43
10.9.7.95.00-3	LOCAL DEBTORS	7,022,420.28
10.9.8.00.00-8	Nonperforming Loans and Allowance for Other Credits Losses	(81,414.60)
10.9.8.90.00-1	ALLOWANCE FOR LOSSES ON OTHER CREDITS	(81,414.60)
10.9.9.00.00-1	Prepaid Expenses	1,527,287.79
20.0.0.00.00-6	PERMANENT ASSETS	17,277,029.28
20.1.0.00.00-5	INVESTMENTS	803,814.38
20.1.2.00.00-1	Investments In Subsidiary Companies	96,458.28
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	96,458.28
20.1.2.10.90-5	Other	96,458.28
20.1.3.00.00-4	Fiscal Incentive Investments	1,811.54
20.1.4.00.00-7	Membership Certificates	6,238.55
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	6,281.71
20.1.4.10.10-7	Securities Exchanges and CETIP	5,775.32
20.1.4.10.90-1	Other	506.39
20.1.4.99.00-1	ALLOWANCE FOR LOSSES ON MEMBERSHIP CERTIFICATES	(43.16)
20.1.5.00.00-0	Stocks And Quotas	227,362.88
20.1.5.10.00-7	STOCKS AND QUOTAS	230,607.52
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	6,492.95
20.1.5.10.20-3	Other	224,114.57
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	ALLOWANCE FOR LOSSES ON SHARES AND QUOTAS	(3,741.60)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(3,512.38)
20.1.9.00.00-2	Other Investments	471,943.13
20.1.9.90.00-5	OTHER INVESTMENTS	478,591.12
20.1.9.99.00-6	ALLOWANCE FOR LOSSES	(6,647.99)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	933,103.36
20.2.1.00.00-7	Storaged Furniture And Equipment	46,827.64
20.2.2.00.00-0	Property And Equipment In Process	2,227.24
20.2.3.00.00-3	Land And Buildings	386,018.15
20.2.3.10.00-0	LAND AND BUILDINGS	611,669.02
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(225,650.87)
20.2.4.00.00-6	Furniture And Equipment	183,375.89
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	429,958.12
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(246,582.23)
20.2.8.00.00-8	Others	314,654.44
20.2.8.90.00-1	OTHER OPERATING ASSETS	1,301,307.43
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(986,652.99)
20.3.0.00.00-3	LEASED ASSETS	14,586,029.04
20.4.0.00.00-2	DEFERRED CHARGES	954,082.50
20.4.1.00.00-5	Organization And Expansion Costs	3,439,568.72
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	55,285.77

20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	3,384,282.95
20.4.9.00.00-9	Accumulated Amortization	(2,485,486.22)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(37,380.53)
20.4.9.90.00-2	OTHER	(2,448,105.69)
30.0.0.00.00-9	OFF-BALANCE ITEMS	1,093,125,845.05
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	17,778,619.21
30.1.1.00.00-1	Imported Credits Outstanding	554,827.70
30.1.3.00.00-7	Confirmed Exported Credits	24,030.27
30.1.4.00.00-0	Guarantees Provided	17,127,983.63
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN CENTRAL BANK	1,290,619.17
30.1.4.90.00-3	Other	15,837,364.46
30.1.5.00.00-3	Co-Obligation For Credit Assignment	71,777.61
30.4.0.00.00-5	CUSTODY	124,885,299.11
30.4.2.00.00-1	Amounts Guaranteed by FGPC	27,475.00
30.4.6.00.00-3	Amounts Guaranteed By Pledged Deposits	28,991.48
30.4.8.00.00-9	Amounts Guaranteed By Financial Institutions	2,308,795.21
30.4.9.00.00-2	Other	122,520,037.42
30.5.0.00.00-4	COLLECTION	36,078,020.90
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	625,315,576.39
30.6.1.00.00-6	Equity, Financial Assets And Commodities	613,379,040.96
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	9,949,115.90
30.6.5.00.00-8	Credit Risk On Swap Contracts	974,399.92
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	196,466.45
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	582,666.68
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	195,266.79
30.6.6.00.00-1	Derivatives credits - risk received	1,013,019.61
30.8.0.00.00-1	CONTRACTS	55,836,376.79
30.9.0.00.00-0	CONTROL	233,231,952.65
30.9.7.00.00-1	Capital Required To Market Risk Covery	1,645,895.68
30.9.7.10.00-8	EXCHANGE RATE	1,272,359.96
30.9.7.20.00-5	INTEREST RATE	373,535.72
30.9.8.00.00-4	CONTROL	5,043,716.17
30.9.8.10.00-1	Total Foreign Exchange Exposure	4,225,801.95
30.9.8.40.00-2	NOTIONAL ASSETS - ADJUSTMENTS	(2,679.36)
30.9.8.40.01-9	Deferred Charges	191,112.70
30.9.8.40.02-6	Market Value Adjustments	(193,792.06)
30.9.8.90.00-7	Deferred Tax - Limits	820,593.58
30.9.8.90.10-0	Deferred Tax from Gains	804,257.93
30.9.8.90.30-6	Deferred Tax Exclusion Level I	16,335.65
30.9.9.00.00-7	Other assets off-balance sheet	226,542,340.80
39.9.9.99.99-4	TOTAL ASSETS	1,277,503,469.58
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	168,734,071.36
40.1.0.00.00-1	DEPOSITS	54,413,067.24
40.1.1.00.00-4	Demand Deposits	3,349,517.13
40.1.2.00.00-7	Saving Deposits	7,265,665.59
40.1.3.00.00-0	Interbank Deposits	850,662.44
40.1.5.00.00-6	Time Deposits	42,832,926.75
40.1.8.00.00-5	Foreign Deposits	26,408.14
40.1.9.00.00-8	Other Deposits	87,887.19
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	31,327,282.29
40.2.1.00.00-3	Own Portfolio	20,228,495.55
40.2.2.00.00-6	Third Parties	10,614,200.34
40.2.3.00.00-9	Unrestricted Portfolio	484,586.40
40.3.0.00.00-9	RESOURCES FROM SECURITIES ISSUED	8,611,133.71
40.3.1.00.00-2	Mortgage Notes	177,350.36
40.3.2.00.00-5	Debentures	6,377,714.83
40.3.3.00.00-8	Securities Abroad	2,056,068.52
40.4.0.00.00-8	INTERBANK ACCOUNTS	959,196.30
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	327,369.53
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	18,588,332.23
40.6.1.00.00-9	Borrowings	8,318,679.50
40.6.1.10.00-6	LOCAL BORROWINGS	117,695.37
40.6.1.20.00-3	FOREIGN BORROWINGS	8,200,984.13
40.6.2.00.00-2	Onlendings	10,269,652.73
40.6.2.10.00-9	LOCAL ONLENDINGS	10,187,337.83
40.6.2.20.00-6	FOREIGN ONLENDINGS	82,314.90
40.7.0.00.00-5	Derivative Financial Instruments	5,858,834.88
40.8.0.00.00-4	OTHER LIABILITIES	41,022,468.14
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	2,437,004.69
40.8.2.00.00-0	Foreign Exchange Portfolio	4,724,831.97
40.8.3.00.00-3	Social And Statutory	579,866.10
40.8.3.10.00-0	DIVIDENDS PAYABLE	405,251.60
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	128,375.16
40.8.3.30.00-4	BONUS AND PROFIT SHARING PAYABLE	46,239.34
40.8.4.00.00-6	Taxes And Social Security	4,899,292.56
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	2,099.45
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	430,455.46

40.8.4.20.00-0	TAXES PAYABLE	296,024.29
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	889,028.68
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	3,281,684.68
40.8.5.00.00-9	Negotiation And Intermediation of Securities	578,223.99
40.8.7.00.00-5	Specific Liabilities	12,528,430.85
40.8.7.30.00-6	INSURANCE COMPANIES	5,700,871.80
40.8.7.30.10-9	Non-Committed Technical Provisions	0.84
40.8.7.30.20-2	Committed Technical Provisions	5,700,870.96
40.8.7.35.00-1	Private Retirement Listed Companies	5,986,684.87
40.8.7.35.10-4	Non-Committed Technical Provisions	5,979,667.51
40.8.7.35.30-0	Debts from Social Contribution Transaction	7,017.36
40.8.7.40.00-3	ANNUITY PRODUCTS COMPANIES	840,874.18
40.8.7.40.10-6	Non-Committed Technical Provisions	745,426.67
40.8.7.40.20-9	Committed Technical Provisions	95,447.51
40.8.9.00.00-1	Sundry	15,274,817.98
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	5,839,378.29
40.8.9.90.00-4	OTHER LIABILITIES	9,435,439.69
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	7,626,387.04
40.9.2.00.00-9	Subordinated Debt	7,608,031.20
40.9.2.10.00-6	MATURITY MORE THAN 5 YEARS	2,528,166.70
40.9.2.20.00-3	MATURITY BETWEEN 4 AND 5 YEARS	2,432,058.76
40.9.2.30.00-0	MATURITY BETWEEN 3 AND 4 YEARS	2,356,570.36
40.9.2.50.00-4	MATURITY BETWEEN 1 AND 2 YEARS	291,235.38
40.9.3.00.00-2	Other Subordinated Debt	18,355.84
50.0.0.00.00-5	DEFERRED INCOME	70,582.07
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	15,070,833.43
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	15,070,833.43
60.1.1.00.00-0	Capital	12,273,007.57
60.1.1.10.00-7	CAPITAL	9,273,007.57
60.1.1.10.13-1	Common Shares - Local Residents	5,261,251.33
60.1.1.10.16-2	Non - Redemption Preferred Shares - Local Residents	1,281,143.15
60.1.1.10.17-9	Other Preferred Shares - Local Residents	0.02
60.1.1.10.23-4	Common Shares - Foreign Residents	4,743.13
60.1.1.10.26-5	Non - Redemption Preferred Shares - Foreign Residents	2,725,839.91
60.1.1.10.28-9	Quotas - Local Residents	30.03
60.1.1.20.00-4	CAPITAL INCREASE	3,000,000.00
60.1.1.20.13-8	Common Shares - Local Residents	1,693,856.75
60.1.1.20.16-9	Non - Redemption Preferred Shares - Local Residents	410,907.21
60.1.1.20.23-1	Common Shares - Foreign Residents	1,964.64
60.1.1.20.26-2	Non - Redemption Preferred Shares - Foreign Residents	893,271.40
60.1.3.00.00-6	Capital Reserves	436,150.78
60.1.4.00.00-9	Revaluation Reserve	6,170.76
60.1.5.00.00-2	Revenue Reserves	2,460,694.54
60.1.5.10.00-9	LEGAL RESERVE	911,317.39
60.1.5.20.00-6	STATUTORY RESERVE	1,549,377.15
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(260,855.62)
60.1.8.00.00-1	Retained Earnings	323,949.87
60.1.9.00.00-4	Treasury Stock	(168,284.47)
70.0.0.00.00-1	REVENUES	17,603,818.34
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	15,654,224.04
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	1,855,725.85
70.2.1.00.00-2	Insurance Companies	1,407,507.49
70.2.1.10.00-9	INSURANCE PREMIUMS	1,274,062.32
70.2.1.30.00-3	FINANCIAL REVENUES	89,114.30
70.2.1.90.00-5	OTHER	44,330.87
70.2.2.00.00-5	Private Retirement Companies	115,209.89
70.2.2.10.00-2	CONTRIBUTION REVENUES	5,708.46
70.2.2.30.00-6	FINANCIAL INCOME	109,367.95
70.2.2.90.00-8	OTHER	133.48
70.2.3.00.00-8	Annuity Products Companies	165,180.14
70.2.3.10.00-5	ANNUITY PRODUCTS PREMIUMS	139,352.54
70.2.3.30.00-9	FINANCIAL REVENUES	11,543.03
70.2.3.90.00-1	OTHER	14,284.57
70.2.4.00.00-1	Credit Card Companies	156,671.57
70.2.4.10.00-8	CREDIT CARD REVENUES	55,163.75
70.2.4.30.00-2	FINANCIAL REVENUES	101,507.82
70.2.9.00.00-6	Other Activities	11,156.76
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	11,156.76
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	91,138.18
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	2,730.27
70.4.1.00.00-0	Insurance Companies	2,608.88
70.4.2.00.00-3	Listed Companies' Private Retirement Plan	120.29
70.4.3.00.00-6	Annuity Products Companies	1.10
80.0.0.00.00-4	EXPENSES	(17,101,680.67)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(16,069,177.05)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(1,403,100.69)
80.2.1.00.00-5	Insurance Companies	(1,333,328.65)

80.2.1.10.00-2	INSURANCE CLAIMS	(360,515.82)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(228,429.14)
80.2.1.30.00-6	FINANCIAL EXPENSES	(130,364.06)
80.2.1.40.00-3	OTHER ADMINISTRATIVE EXPENSES	(104,576.67)
80.2.1.90.00-8	OTHER	(509,442.96)
80.2.2.00.00-8	Private Retirement Listed Companies	(1,917.62)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES AND REDEMPTION	(530.18)
80.2.2.20.00-2	SELLING, OTHER INSURANCE AND PRIVATE RETIREMENT PLANS EXPENSES	(1,279.55)
80.2.2.90.00-1	OTHER	(107.89)
80.2.3.00.00-1	Annuity Products Companies	(64,139.49)
80.2.3.10.00-8	SECURITIES REDEMPTION EXPENSES	(5,773.93)
80.2.3.20.00-5	SELLING AND OTHER INSURANCE EXPENSES AND BROKERAGE	(1,666.88)
80.2.3.30.00-2	FINANCIAL EXPENSES	(55,995.29)
80.2.3.40.00-9	OTHER ADMINISTRATIVE EXPENSES	(571.47)
80.2.3.90.00-4	OTHER	(131.92)
80.2.9.00.00-9	Other Activities	(3,714.93)
80.2.9.10.00-6	COST OF GOODS SOLD OR SERVICES RENDERED	(3,714.93)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(22,335.15)
80.4.0.00.00-0	NON-OPERATING EXPENSES OF NON-FINANCIAL ACTIVITIES	(2,019.57)
80.4.1.00.00-3	INSURANCE COMPANIES	(1,251.90)
80.4.2.00.00-6	Private Retirement Listed Companies	(213.97)
80.4.3.00.00-9	Annuity Products Companies	(553.70)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	394,951.79
80.9.4.00.00-7	Income Tax and Social Contribution	514,046.43
80.9.4.10.00-4	INCOME TAX	286,269.04
80.9.4.10.10-7	Financial Activities	286,269.04
80.9.4.30.00-8	SOCIAL CONTRIBUTION	227,777.39
80.9.4.30.10-1	Financial Activities	227,777.39
80.9.7.00.00-6	Profit Sharing	(119,094.64)
80.9.7.10.00-3	PROFIT SHARING	(119,094.64)
80.9.7.10.20-9	Employees	(119,094.64)
90.0.0.00.00-7	OFF-BALANCE ITEMS	1,093,125,845.05
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,277,503,469.58

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branch (Unibanco) are presented together with the consolidated quarterly information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated quarterly information has been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly information on a proportional basis. The quarterly information of September 30, 2008 include the statements of cash flows and value added.

The quarterly information of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances, have already considered determined aspects of Law n° 11,638 at December 29, 2007, mentioned in Note 25 (c).

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well as their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 15% (9% until April of 2008, according to Law n° 11,727 of June 2008) on the adjusted income before income tax; and
  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for losses on credit is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
  Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.
  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

• Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

- Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

- Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion is recognized currently in earnings.

• Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies whose investments due to common shares which has significant influence, are accounted for using the equity method of accounting in the proportion of the ownership interest in the stockholders’ equity of the associated companies, as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted by an allowance for losses, when applicable.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years, see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts are presented at cost and include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

Liabilities are presented according to their maturity in current or long-term liabilities. Time deposits are presented according to their contractual maturity date despite that it is market practice to offer immediate liquidity for these instruments.

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM n° 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are recorded in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is recorded to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is recorded based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds to the value of commitments whose vesting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

	Unibanco	Unibanco Consolidated
Securities purchased under resale agreements	31,839,029	31,850,388
Own position	9,005,051	9,016,409
- Financial treasury bills	1,041,964	1,041,964
- Treasury bills	5,259,834	5,259,834
- Treasury notes	2,641,101	2,641,101
- Other	62,152	73,510
Financial Position	22,833,978	22,833,979
- Financial treasury bills	5,236,053	5,236,053
- Treasury bills	9,303,836	9,303,836
- Treasury notes	7,676,997	7,676,997
- Other	617,092	617,093
Interbank deposits	8,266,761	6,169,505
Foreign currency investments	28,932	28,932
Total	40,134,722	38,048,825
Current	39,145,679	37,091,511
Long-term	989,043	957,314

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

	Unibanco	Unibanco Consolidated
Assets
Trading assets	6,906,681	12,172,647
Available for sale	38,312,775	18,088,983
Held to maturity	1,038,051	2,816,460
Subtotal	46,257,507	33,078,090
Derivative financial instruments	7,096,563	4,957,616
Total	53,354,070	38,035,706
Current	19,804,468	23,485,720
Long-term	33,549,602	14,549,986

Liabilities
Derivative financial instruments	8,365,246	5,858,835
Total	8,365,246	5,858,835
Current	7,645,319	5,138,909
Long-term	719,927	719,926

(b) Trading assets

	Unibanco		Unibanco Consolidated

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	3,663,485	3,622,940	5,592,134	5,538,741
Treasury bills	45,367	45,193	241,830	241,810
Financial treasury bills	9,694	9,684	250,123	249,756
Treasury notes	3,602,639	3,562,918	5,091,839	5,039,473
Other	5,785	5,145	8,342	7,702
Foreign government	2,833,509	2,797,450	3,296,041	3,259,941
Brazilian sovereign bonds	-	-	47,364	46,938
Bank debt securities	524	524	1,739,819	1,736,829
Eurobonds and other	-	-	247,788	247,216
Certificate of deposit	-	-	1,492,031	1,489,613
Corporate debt securities	57,594	57,834	485,685	480,094
Debentures	57,594	57,834	447,413	447,424
Eurobonds	-	-	38,272	32,670
Mutual funds	171,241	171,241	355,893	355,893
Marketable equity securities	214,460	256,692	813,379	754,211
Total	6,940,813	6,906,681	12,330,315	12,172,647

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i)By type:

			Unibanco	Unibanco Consolidated

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	8,464,088	(78,561)	8,385,527	10,212,054	(176,337)	10,035,717
Financial treasury bills	345,663	111	345,774	665,583	207	665,790
Treasury bills	6,638,487	(47,328)	6,591,159	6,662,815	(47,500)	6,615,315
Treasury notes	1,434,210	(31,051)	1,403,159	2,837,928	(128,751)	2,709,177
Treasury Bonds	2,328	(516)	1,812	2,328	(516)	1,812
Other	43,400	223	43,623	43,400	223	43,623
Foreign government	1,484,426	5,663	1,490,089	1,484,426	5,663	1,490,089
Brazilian sovereign bonds	1,491,983	(130,830)	1,361,153	1,491,983	(130,830)	1,361,153
Bank debt securities	23,224,661	462	23,225,123	998,830	(3,195)	995,635
Debentures, eurobonds and other	23,224,661	462	23,225,123	998,830	(3,195)	995,635
Corporate debt securities	3,192,886	(45,059)	3,147,827	3,391,969	(43,492)	3,348,477
Debentures, eurobonds and other	3,192,886	(45,059)	3,147,827	3,391,969	(43,492)	3,348,477
Mutual funds	9,706	-	9,706	22,494	-	22,494
Marketable equity securities	838,602	(145,252)	693,350	1,047,308	(211,890)	835,418
Total	38,706,352	(393,577)	38,312,775	18,649,064	(560,081)	18,088,983

(ii) By maturity:

	Unibanco		Unibanco Consolidated

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	2,008,976	2,005,267	2,140,322	2,136,653
Between 3 months and 1 year	3,887,812	3,867,118	4,169,259	4,148,507
Between 1 and 3 years	6,154,160	6,091,757	6,351,830	6,289,180
Between 3 and 5 years	1,205,819	1,195,480	1,388,077	1,374,505
Between 5 and 15 years	23,098,182	23,080,329	1,574,498	1,488,945
More than 15 years	1,503,095	1,369,768	1,955,276	1,793,281
No stated maturity (1)	848,308	703,056	1,069,802	857,912
Total	38,706,352	38,312,775	18,649,064	18,088,983
______________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i)By type:

	Unibanco	Unibanco Consolidated

Issuer/Type of investment		Amortized cost
Federal government	303	1,747,426
Treasury notes	-	1,747,122
Other	303	304
Brazilian sovereign bonds	1,037,748	1,064,338
Corporate debt securities	-	4,696
Debentures	-	4,696
Total	1,038,051	2,816,460
Fair value	1,142,952	3,087,881

(ii) By maturity:

	Unibanco	Unibanco Consolidated

Maturity		Amortized cost
Less than 3 months	21,553	21,552
Between 3 months and 1 year	9,609	9,920
Between 1 and 3 years	432,762	464,049
Between 3 and 5 years	361,059	361,060
Between 5 and 15 years	212,932	1,255,178
More than 15 years	136	704,701
Total	1,038,051	2,816,460

(iii) Financial ability

Unibanco and its subsidiaries classified investments as held to maturity for which there is intention and financial ability to hold them to maturity. Maturities are the parameters used to define financial ability, interest rate (existence of positive spread) and liabilities transactions’ currencies.

(e) Fair value determination

The fair value of Marketable Securities is calculated by fair value, when applicable, is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the quarter, as informed by Stock Exchanges trade associations and external entities.

(f)Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, whose notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

				Unibanco		Unibanco Consolidated

		Amortized	Fair value			Amortized	Fair value
	Notional value	cost	adjustment	Fair value	Notional value	cost	adjustment	Fair value
Futures contracts	105,660,070	-	-	-	107,764,413	-	-	-
Purchase	43,513,557	-	-	-	43,514,870	-	-	-
Currencies	971,826	-	-	-	971,826	-	-	-
Interbank interest rate	42,508,696	-	-	-	42,510,009	-	-	-
Other	33,035	-	-	-	33,035	-	-	-
Sale	62,146,513	-	-	-	64,249,543	-	-	-
Currencies	13,216,586	-	-	-	13,312,334	-	-	-
Interbank interest rate	48,888,688	-	-	-	50,895,970	-	-	-
Other	41,239	-	-	-	41,239	-	-	-
Swap contracts	59,162,803	(1,050,908)	116,263	(934,645)	57,666,272	(1,019,756)	(157,817)	(1,177,573)
Assets	25,632,939	532,149	570,384	1,102,533	24,136,408	563,400	296,304	859,704
Currencies	3,242,203	106,593	275,025	381,618	1,530,341	132,017	(8,054)	123,963
Fixed interest rate	292,901	21,033	3,239	24,272	292,901	20,948	3,325	24,273
Interbank interest rate	6,754,684	383,634	137,166	520,800	6,780,116	395,151	137,166	532,317
Stocks	3,724	199	-	199	3,724	199	-	199
Other	15,339,427	20,690	154,954	175,644	15,529,326	15,085	163,867	178,952
Liabilities	33,529,864	(1,583,057)	(454,121)	(2,037,178)	33,529,864	(1,583,156)	(454,121)	(2,037,277)
Currencies	2,195,358	16,279	(304,599)	(288,320)	2,195,358	16,279	(304,599)	(288,320)
Fixed interest rate	2,658,569	(43,579)	(25,566)	(69,145)	2,658,569	(967,046)	(20,335)	(987,381)
Interbank interest rate	4,401,615	(131,910)	(131,980)	(263,890)	4,401,615	(131,911)	(131,980)	(263,891)
Other	24,274,322	(1,423,847)	8,024	(1,415,823)	24,274,322	(500,478)	2,793	(497,685)
Third curve swap contracts	3,527,744	71,254	(196,821)	(125,567)	3,527,744	71,254	(196,821)	(125,567)
Assets	1,786,410	474,578	(184,528)	290,050	1,786,410	474,578	(184,528)	290,050
Currencies	847,874	317,590	(151,134)	166,456	847,874	317,590	(151,134)	166,456
Fixed interest rate	56,939	5,063	(245)	4,818	56,939	5,063	(245)	4,818
Interbank interest rate	786,127	137,101	(28,016)	109,085	786,127	137,101	(28,016)	109,085
Other	95,470	14,824	(5,133)	9,691	95,470	14,824	(5,133)	9,691
Liabilities	1,741,334	(403,324)	(12,293)	(415,617)	1,741,334	(403,324)	(12,293)	(415,617)
Currencies	1,157,990	(19,115)	(33,893)	(53,008)	1,157,990	(19,115)	(33,893)	(53,008)
Fixed interest rate	389,759	(371,684)	13,494	(358,190)	389,759	(371,684)	13,494	(358,190)
Interbank interest rate	193,585	(12,525)	8,106	(4,419)	193,585	(12,525)	8,106	(4,419)
Forward contracts	10,376,032	505,102	(268,815)	236,287	8,150,266	802,753	(60,675)	742,078
Assets	7,497,776	693,389	2,278,777	2,972,166	5,506,736	996,178	48,655	1,044,833
Currencies	7,442,133	547,316	2,278,593	2,825,909	5,424,516	807,083	49,123	856,206
Stocks	-	54,062	(84)	53,978	26,907	96,687	(499)	96,188
Other	55,643	92,011	268	92,279	55,313	92,408	31	92,439
Liabilities	2,878,256	(188,287)	(2,547,592)	(2,735,879)	2,643,530	(193,425)	(109,330)	(302,755)
Currencies	2,351,010	(20,005)	(2,566,834)	(2,586,839)	2,116,284	(30,123)	(119,266)	(149,389)
Stocks	54,062	(54,062)	11,642	(42,420)	54,062	(68,480)	11,642	(56,838)
Other	473,184	(114,220)	7,600	(106,620)	473,184	(94,822)	(1,706)	(96,528)
Option contracts	419,637,523	(42,038)	(346,294)	(388,332)	422,391,096	30,455	(387,572)	(357,117)
Purchased options	209,010,895	1,077,541	1,263,956	2,341,497	209,813,699	1,150,034	1,222,678	2,372,712
Purchase of purchased options	145,545,833	887,711	1,322,955	2,210,666	145,618,316	960,194	1,281,677	2,241,871
Currencies	67,396,582	515,563	1,071,556	1,587,119	67,396,582	515,563	1,071,556	1,587,119
Interbank interest rate	77,966,471	346,440	262,627	609,067	77,966,471	346,440	262,627	609,067
Stocks	10,503	13,559	(3,056)	10,503	82,986	86,042	(44,334)	41,708
Other	172,277	12,149	(8,172)	3,977	172,277	12,149	(8,172)	3,977
Purchase of sold option	63,465,062	189,830	(58,999)	130,831	64,195,383	189,840	(58,999)	130,841
Currencies	15,457,126	128,745	(87,097)	41,648	15,457,126	128,745	(87,097)	41,648
Interbank interest rate	47,656,363	41,600	1,219	42,819	48,386,684	41,600	1,219	42,819
Stocks	28,766	11,794	16,972	28,766	28,766	11,804	16,972	28,776
Other	322,807	7,691	9,907	17,598	322,807	7,691	9,907	17,598
Sale position	210,626,628	(1,119,579)	(1,610,250)	(2,729,829)	212,577,397	(1,119,579)	(1,610,250)	(2,729,829)
Sale of purchased options	118,288,443	(704,870)	(1,770,851)	(2,475,721)	120,239,212	(704,870)	(1,770,851)	(2,475,721)
Currencies	46,091,896	(422,714)	(1,582,220)	(2,004,934)	48,042,665	(422,714)	(1,582,220)	(2,004,934)
Interbank interest rate	71,956,075	(256,325)	(202,228)	(458,553)	71,956,075	(256,325)	(202,228)	(458,553)
Stocks	6,935	(16,822)	9,887	(6,935)	6,935	(16,822)	9,887	(6,935)
Other	233,537	(9,009)	3,710	(5,299)	233,537	(9,009)	3,710	(5,299)
Sale of sold option	92,338,185	(414,709)	160,601	(254,108)	92,338,185	(414,709)	160,601	(254,108)
Currencies	27,574,928	(298,026)	163,312	(134,714)	27,574,928	(298,026)	163,312	(134,714)
Interbank interest rate	64,496,545	(98,186)	31,138	(67,048)	64,496,545	(98,186)	31,138	(67,048)
Stocks	16,442	(4,904)	(11,538)	(16,442)	16,442	(4,904)	(11,538)	(16,442)
Other	250,270	(13,593)	(22,311)	(35,904)	250,270	(13,593)	(22,311)	(35,904)
Other derivative financial
instruments (*)	11,596,048	(41,606)	(14,820)	(56,426)	9,726,385	45,058	(28,098)	16,960
Assets position	5,541,909	427,927	(37,610)	390,317	5,541,909	427,927	(37,610)	390,317
Liabilities position	6,054,139	(469,533)	22,790	(446,743)	4,184,476	(382,869)	9,512	(373,357)

	Assets	3,205,584	3,890,979	7,096,563		3,612,117	1,345,499	4,957,616
	Liabilities	(3,763,780)	(4,601,466)	(8,365,246)		(3,682,353)	(2,176,482)	(5,858,835)

____________________
(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

					Unibanco

		Between	Between
	Less than	3 months	1 and 3	More than
Notional value	3 months	and 1 year	years	3 years	Total
Future contracts	46,726,740	31,091,470	21,814,510	6,027,350	105,660,070
Swap contracts	38,268,525	8,110,982	5,993,374	6,789,922	59,162,803
Third curve swap contracts	1,612,016	1,244,729	363,335	307,664	3,527,744
Forward contracts	5,992,871	3,131,433	1,232,592	19,136	10,376,032
Option contracts
Purchased position	52,702,870	141,786,143	14,217,882	304,000	209,010,895
Sale position	32,564,232	159,812,478	18,249,918	-	210,626,628
Other derivative financial
instruments	8,000,325	2,855,929	620,212	119,582	11,596,048

			Unibanco Consolidated

		Between	Between
	Less than	3 months	1 and 3	More than
Notional value	3 months	and 1 year	years	3 years	Total
Future contracts	46,957,420	31,258,864	23,206,053	6,342,076	107,764,413
Swap contracts	36,556,483	8,112,287	6,016,149	6,981,353	57,666,272
Third curve swap contracts	1,612,016	1,244,729	363,335	307,664	3,527,744
Forward contracts	3,729,270	3,169,268	1,232,592	19,136	8,150,266
Option contracts
Purchased position	52,702,870	142,588,947	14,217,882	304,000	209,813,699
Sale position	32,564,232	159,812,478	20,200,687	-	212,577,397
Other derivative financial
instruments	6,130,662	2,855,929	620,212	119,582	9,726,385

(iii) Nominal value by trade location/counterpart:

	Unibanco

			Over the counter (1)

			Financial
Contracts	BM&F	Bovespa	Institution	Individual	Company	Subtotal	Total
Future contracts	105,660,070	-	-	-	-	-	105,660,070
Swap contracts	6,998,132	-	44,115,850	184,398	7,864,423	52,164,671	59,162,803
Third curve swap contracts	-	-	67,346	-	3,460,398	3,527,744	3,527,744
Forward contracts	-	54,062	4,067,704	16,028	6,238,238	10,321,970	10,376,032
Option contracts
Purchased position	202,458,064	39,504	5,120,753	-	1,392,574	6,513,327	209,010,895
Sale position	195,601,933	31,996	13,947,589	-	1,045,110	14,992,699	210,626,628
Other derivative financial
instruments	-	4,487	11,318,017	-	273,544	11,591,561	11,596,048

	Unibanco Consolidated

			Over the counter (1)

			Financial
Contracts	BM&F	Bovespa	Institution	Individual	Company	Subtotal	Total
Future contracts	107,764,413	-	-	-	-	-	107,764,413
Swap contracts	7,023,563	-	42,785,319	184,398	7,672,992	50,642,709	57,666,272
Third curve swap contracts	-	-	67,346	-	3,460,398	3,527,744	3,527,744
Forward contracts	-	345,151	1,550,849	16,028	6,238,238	7,805,115	8,150,266
Option contracts
Purchased position	203,188,386	39,504	5,145,378	-	1,440,431	6,585,809	209,813,699
Sale position	195,601,933	31,996	15,999,816	-	943,652	16,943,468	212,577,397
Other derivative financial
instruments	-	4,487	8,186,858	-	1,535,040	9,721,898	9,726,385

(iv) Market value by trade location:

	Unibanco

		Over the counter (1)

		Fair value

	BM&F/	Financial
Contracts	Bovespa	Institution	Individual	Company	Subtotal	Total
Swap contracts	52,853	(1,229,295)	359	241,438	(987,498)	(934,645)
Third curve swap contracts	-	4,424	-	(129,991)	(125,567)	(125,567)
Forward contracts	11,559	(225,518)	1,023	449,223	224,728	236,287
Option contracts
Purchased position	1,950,419	309,257	-	81,821	391,078	2,341,497
Sale position	(1,943,608)	(743,512)	-	(42,709)	(786,221)	(2,729,829)
Other derivative financial
instruments	446,645	(74,775)	-	18,447	(56,328)	390,317

	Unibanco Consolidated

		Over the counter (1)

		Fair value

	BM&F/	Financial
Contracts	Bovespa	Institution	Individual	Company	Subtotal	Total
Swap contracts	64,116	(1,487,949)	359	245,901	(1,241,689)	(1,177,573)
Third curve swap contracts	-	4,424	-	(129,991)	(125,567)	(125,567)
Forward contracts	391,625	(7,527)	1,023	356,957	350,453	742,078
Option contracts
Purchased position	1,950,409	334,275	-	88,028	422,303	2,372,712
Sale position	(1,943,609)	(749,917)	-	(36,303)	(786,220)	(2,729,829)
Other derivative financial
instruments	(390,415)	(51,242)	-	68,300	17,058	(373,357)

On September 30, 2008 the amounts pledged to guarantee BM&F transactions were R$282,949 in Unibanco and R$359,059 in Unibanco Consolidated and are comprised by federal government securities.

(v) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

					Unibanco

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	377,069	208,617	165,304	351,543	1,102,533
Third curve swap contracts	74,648	189,196	25,306	900	290,050
Forward contracts	2,523,147	372,888	75,602	529	2,972,166
Option contracts	756,737	1,415,553	166,597	2,610	2,341,497
Other derivative financial
instruments	242,728	130,601	16,988	-	390,317
Total	3,974,329	2,316,855	449,797	355,582	7,096,563

Liabilities
Swap contracts	1,718,494	79,497	134,397	104,790	2,037,178
Third curve swap contracts	163,332	213,378	5,387	33,520	415,617
Forward contracts	2,675,329	48,179	11,538	833	2,735,879
Option contracts	740,019	1,611,037	378,773	-	2,729,829
Other derivative financial
instruments	173,476	222,578	45,537	5,152	446,743
Total	5,470,650	2,174,669	575,632	144,295	8,365,246

			Unibanco Consolidated

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	119,936	209,213	175,603	354,952	859,704
Third curve swap contracts	74,648	189,196	25,306	900	290,050
Forward contracts	560,195	408,507	75,602	529	1,044,833
Option contracts	756,737	1,446,768	166,597	2,610	2,372,712
Other derivative financial
instruments	242,728	130,601	16,988	-	390,317
Total	1,754,244	2,384,285	460,096	358,991	4,957,616

Liabilities
Swap contracts	1,718,494	79,596	134,397	104,790	2,037,277
Third curve swap contracts	163,332	213,378	5,387	33,520	415,617
Forward contracts	242,205	48,179	11,538	833	302,755
Option contracts	740,019	1,611,037	378,773	-	2,729,829
Other derivative financial
instruments	100,091	222,578	45,536	5,152	373,357
Total	2,964,141	2,174,768	575,631	144,295	5,858,835
_________________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

(vi) Hedge Account

(a) On September 30, 2008, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented in Unibanco and in Unibanco Consolidated by future transactions in the amount of R$30,267,539, swap contracts in the amount of R$132,779 and forward contracts in the amount of R$65,137, associated with future liabilities transaction with variations of interbank interest rate (CDI). These contracts presented on September 30, 2008, gains net of applicable taxes in the amount of R$60,395 in Unibanco and in Unibanco Consolidated, recorded in “Unrealized gains or losses – marketable securities and derivatives”.

The hedges as of September 30, 2008, were undertaken in accordance with the standards established by the Brazilian Central Bank and were not identified ineffective hedge to be accounted during the quarter.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$2,091,040 in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value, in accordance with Circular n°. 3,150/02 of the Brazilian Central Bank.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco	Unibanco Consolidated
By type
Discounted loans and notes	28,520,086	30,446,338
Financing	16,057,870	17,352,194
Agricultural	1,507,492	1,507,492
Real estate loans	2,149,701	2,158,121
Credit card	-	6,039,760
Total lending operations	48,235,149	57,503,905

Leasing operations	693,575	9,518,302
Advances on exchange contracts (1)	2,037,211	2,037,211
Total leasing operations and advances on exchange
contracts	2,730,786	11,555,513

Guarantees honored	667	667
Other receivables (2)	752,764	5,211,746
Total other credits	753,431	5,212,413

Total risk	51,719,366	74,271,831

By maturity
Past-due for more than 15 days (Note 6 (d))	782,430	2,675,137
Falling due:
Less than 3 months (3)	14,391,803	23,786,451
Between 3 months and 1 year	15,397,255	20,714,329
Between 1 and 3 years	12,634,624	17,174,245
More than 3 years	8,513,254	9,921,669

Total risk	51,719,366	74,271,831
_____________________
(1) Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2) Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

		Unibanco

		% of total
	Value	distribution
Manufacturing	19,428,493	37.5
Retailers	7,461,316	14.5
Financial service	3,960,436	7.7
Residential construction loans	750,612	1.5
Other services	11,039,817	21.3
Agriculture, livestock, forestry and fishing	1,027,942	2.0
Individual	8,050,750	15.5
Total	51,719,366	100.0

	Unibanco Consolidated

		% of total
	Value	distribution
Manufacturing	20,187,818	27.1
Retailers	8,057,543	10.8
Financial service	4,145,235	5.6
Residential construction loans	763,553	1.0
Other services	13,370,316	18.3
Agriculture, livestock, forestry and fishing	1,027,942	1.4
Individual	26,719,424	35.8
Total	74,271,831	100.0

(c) Concentration of lending, leasing and other credits:

		Unibanco	Unibanco Consolidated

Largest clients	Value	% total	Value	% total
10 largest clients	5,447,724	10.5	5,447,724	7.3
50 next largest clients	8,757,140	16.9	8,757,140	11.8
100 next largest clients	7,276,652	14.1	7,276,652	9.8
Other clients	30,237,850	58.5	52,790,315	71.1
Total	51,719,366	100.0	74,271,831	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

							Unibanco

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	25,835,811	-	-	25,835,811	50.0	23,598
A	0.5	18,288,336	-	-	18,288,336	35.4	99,992
B	1.0	4,628,888	288,962	103,927	5,021,777	9.7	61,400
C	3.0	1,019,544	191,758	63,180	1,274,482	2.5	43,596
D	10.0	101,962	108,208	66,654	276,824	0.5	216,818
E	30.0	36,381	80,068	54,726	171,175	0.3	169,771
F	50.0	23,130	57,297	42,955	123,382	0.2	123,047
G	70.0	9,862	43,927	51,459	105,248	0.2	105,248
H	100.0	48,979	173,823	399,529	622,331	1.2	622,331
Total		49,992,893	944,043	782,430	51,719,366	100.0	1,465,801
% of total risk							2.8%

				Unibanco Consolidated

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	31,783,553	-	-	31,783,553	42.8	24,763
A	0.5	30,501,950	-	-	30,501,950	41.1	162,391
B	1.0	5,897,174	568,022	338,110	6,803,306	9.2	101,947
C	3.0	1,108,970	447,526	251,563	1,808,059	2.4	68,620
D	10.0	155,481	223,293	248,576	627,350	0.8	402,385
E	30.0	75,257	150,635	227,268	453,160	0.6	418,695
F	50.0	47,514	105,552	196,690	349,756	0.5	341,737
G	70.0	30,376	87,833	213,341	331,550	0.4	329,596
H	100.0	97,259	316,299	1,199,589	1,613,147	2.2	1,613,147
Total		69,697,534	1,899,160	2,675,137	74,271,831	100.0	3,463,281
% of total risk							4.7%
__________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2,682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$906,495 in Unibanco and R$1,370,643 in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were reclassified in a manner which maintains the risk assessment and the provision for losses existing prior to renegotiation. These transactions are only re-assessed to higher classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the quarter:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the quarter	1,407,598	3,268,423
Increases	258,612	670,680
Loan charge-offs	(200,409)	(475,822)
Balance at the end of the quarter	1,465,801	3,463,281

Loan recoveries (1)	44,978	76,258
___________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco	Unibanco Consolidated
Assets - Other credits
Unsettled exchange purchases	4,756,932	4,756,932
Rights on foreign exchange sold	2,267,178	2,267,178
(-) Received advances	(94,619)	(94,619)
Income receivable from advances on exchange contracts	31,464	31,464
Total	6,960,955	6,960,955

Liabilities - Other liabilities
Unsettled exchange sales	2,461,863	2,461,863
Obligations for foreign exchange purchased	4,299,963	4,299,963
(-) Advances on exchange contracts	(2,037,211)	(2,037,211)
Other	217	217
Total	4,724,832	4,724,832

Off-balance sheet
Import credits outstanding	535,581	554,828
Confirmed export credits	24,030	24,030

(b) Statement of income

	Unibanco	Unibanco Consolidated
Income from foreign exchange transactions	2,959,997	3,069,997
Expenses from foreign exchange transactions	(2,397,207)	(2,505,628)
Net gain on foreign exchange transactions	562,790	564,369

8. Other Credits – Sundry

	Unibanco	Unibanco Consolidated
Deferred taxes	2,547,000	4,681,034
Receivables from credit card operations	-	3,367,426
Escrow deposits for civil and labor suits (1)	639,088	1,819,348
Insurance premium	-	1,261,733
Prepaid taxes	438,865	1,064,703
Notes and credits receivable	715,319	741,148
Accounts receivable from temporary Special Administration
Regime	247,118	247,118
Salary advances and other	143,130	239,108
Payments to reimburse	80,240	89,769
Other credits without aspects of underwriting	59,694	86,109
Accounts receivable from associated companies	594,991	27,410
Receivables from purchase of assets	5,981	24,513
Sundry debtors - abroad	(4,796)	16,369
Other	87,202	333,002
Total	5,553,832	13,998,790
Current	2,543,100	8,069,639
Long-term	3,010,732	5,929,151
_______________________
(1) Substantially related to litigations (Note 14)

9. Prepaid Expenses

	Unibanco	Unibanco Consolidated
Commissions and expenses on debt placements	67,848	67,850
Commissions on debt products	73,417	618,024
Exclusiving contracts for banking services	309,977	586,460
Advance of private pensions sponsor contributions	191,847	212,149
Other	43,108	56,744
Total	686,197	1,541,227
Current	249,827	452,867
Long-term	436,370	1,088,360

10. Foreign Branch

As mentioned in Note 2, the financial statement of foreign branch (Grand Cayman) is consolidated with that of Unibanco.

The balance of this branch can be summarized as follows:

	US$	R$
	thousand	thousand
Current assets	6,491,002	12,425,726
Long-term assets	6,020,354	11,524,763
Permanent assets	68,980	132,047
Total assets	12,580,336	24,082,536

Current liabilities	8,600,487	16,463,912
Long-term liabilities	3,414,849	6,537,045
Deferred income	8,496	16,263
Branch equity	556,504	1,065,316
Total liabilities	12,580,336	24,082,536
Net income for the quarter	(11,371)	(21,767)

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branch and subsidiary companies’ exchange gains in the amount of R$919,885 in Unibanco and in Unibanco Consolidated, were recognized as “Gross Profit from Financial Intermediation”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands) direct and indirect				Adjusted stockholders equity
			Percentage holding (%)

			Unibanco	Unibanco Consolidated		Investment	Adjusted net	Equity in

	Common	Preferred				amount	income	results
Investments of Unibanco

Subsidiary companies
Dibens Leasing S.A. - Arrendamento Mercantil (2)	819,143	-	99.999	99.999	8,515,225	8,515,225	251,809	251,809
Unipart Participações Internacionais Ltd. (3)	6,438	-	100.000	100.000	3,932,661	3,932,661	(70,287)	(70,287)
Unicard Banco Múltiplo S.A.	220,390,052	91,811,816	100.000	100.000	2,030,550	2,030,550	169,816	169,817
Banco Fininvest S.A.	8	2	99.991	100.000	1,569,456	1,569,456	(6,586)	(6,410)
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,679,465	838,089	83,275	41,409
Banco Dibens S.A. (4)	23,183,982	-	99.999	100.000	579,633	579,633	24,599	24,600
Unibanco Companhia de Capitalização	4,194	-	99.999	100.000	411,828	411,828	70,185	70,185
Banco Único S.A. (5)	4,351,576	4,351,576	100.000	100.000	406,733	405,286	6,733	6,733
Interbanco S.A. (6)	1,491,801	-	99.996	99.999	247,716	247,713	34,969	35,561
Unibanco Investshop Corretora de Valores Mobiliários e Câmbio
S.A. (7)	8,060	4,955	100.000	100.000	176,770	176,770	1,124	1,123
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	80,414	40,206	(4,096)	(2,048)
Other						569,748		23,524

Jointly controlled companies (i)
Maxfácil Participações S.A.	11	-	49.986	49.986	196,251	98,098	4,143	2,071
Banco Investcred Unibanco S.A. - (PontoCred)	95	-	49.997	49.997	139,800	69,896	(1)	145
Companhia Hiportecária Unibanco - Rodobens (8)	6,055	-	50.000	50.000	26,027	13,014	1,394	697
Other						35,079		30,531
Total						19,533,252		579,460

Investment of Unibanco Consolidated

Associated companies
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	80,414	40,206	(4,096)	(2,048)
BIU Participações S.A.	225	-	-	24.492	178,005	43,597	11,754	2,879
Other						12,655		18
Total						96,458		849

	Number of shares or quotas		Percentage holding (%)	Adjusted stockholders equity	Adjusted Net income
Main direct, indirect and jointly controlled	(in thousands)

subsidiary companies invested by:	Common	Preferred
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	917,664	40,120
Unibanco Cayman Bank Ltd.	26,340	-	100.000	781,862	80,294
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	166,947	4,267
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	42,354	15,408

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	330,595	23,475
Unibanco AIG Saúde Seguradora S.A. (9)	23,995	-	99.999	62,707	(823)
UASEG Seguros S.A.	14,400	-	99.999	16,927	303

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	172	172	49.999	34,865	(18,406)

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	917,664	40,120

Dibens Leasing S.A. - Arrendamento Mercantil
Unibanco Participações Societárias S.A.	8,883	6,218	51.000	3,347,728	82,732
Redecard S.A	156,201	-	23.211	827,846	281,831
Provar Negócios de Varejo Ltda. (10)	119,778,693	-	99.993	1,304,188	21,649
__________________
(i) The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

(1) The difference between the net income (loss) and the equity results and between the stockholders equity and the investment balance were mainly, alteration of participation during the period and restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(2) In June 2007, Unibanco admitted a non financial company of the Deutsche group as a minority shareholder in a non-financial subsidiary, Unibanco Participações Societárias S.A. - (“UPS”), controlled by Dibens Leasing S.A. - Arrendamento Mercantil. The minority shareholder became a holder of 49% of the total capital of UPS which has the business purpose of participation in Unibanco’s non-financial subsidiaries. See Note 26.

(3) In June 2008, approved the increase in the capital of Unipart Participações Internacionais Ltd., in the amount of US$588,912 represented by 588,912 shares, totally paid by Unibanco.

(4) The Extraordinary Shareholders´meeting held in July 2008, approved the increase of capital, in the amount of R$78,856, through the issue of 3,098,472,089 common shares, with no par value, originated by the absorption of the split-up of Banco Único S.A. (in process of transformation and charging the name to Unibanco – Banco de Investimentos do Brasil S.A. (“BIB”). The change is pending of the approval of Brazilian Central Bank.

(5) The Extraordinary Shareholders´meeting held in April 2008, approved the increase of capital, in the amount of R$20,706, with no shares issued, capitalizing the earnings of 2007 and reserves. The Brazilian Central Bank approved in April, 2008. The Extraordinary Shareholders´meetings held in July 2008, approved (i) the increase of capital in the amount of R$174,216, through the private issue of 3,166,357,881 shares being 1,583,178,941 common shares and 1,583,178,940 preferred shares, with no par value; (ii) denomination changed to Unibanco Banco de Investimentos do Brasil S.A.; (iii) capital reduction in the amount of R$78,856, with no change in the number of shares, by the transfer of part of the equity to Banco Dibens and (iv) increase of capital in the amount of R$81,935, with no shares issued by capitalization of the reserves. These changes are pending of the approval of the Brazilian Central Bank.

(6) The Ordinary Shareholders´meeting held in April 2008, approved the increase of capital, in the amount of Gs1 467,360, represented by 1,467,360,000 shares.

(7) The Extraordinary Shareholders´meeting held in September 2008, approved the change of the social denomination to Unibanco Securities – Corretora de Valores Mobiliários e Câmbio S.A. The change is pending of the approval of Brazilian Central Bank.

(8) The Extraordinary Shareholders´meeting held in March 2008, approved the increase of capital in the amount of R$1,750, with no shares issued, capitalizing the earnings of 2007. The Brazilian Central Bank approved the increase in the capital in June 2008.

(9) The Extraordinary Shareholders´meeting held in April 2008, approved the increase of capital in the amount of R$11,803, through the private issue of 3,995,140 common shares, with no par value.

(10) In August 2008, the Change and Consolidation of Statutes Agreement, changed the social denomination of Fininvest – Negócios de Varejo Ltda.,to Provar Negócios de Varejo Ltda.

(b)Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, with the amortization period changed up to 5 years. The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized	Amortization
Hipercard	34,560	20,736
Maxfácil	49,881	4,275
Other	56,453	8,581
Total	140,894	33,592

12. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes, debentures, real estate notes and credit and similar issued in Brazil and euronotes issued abroad.

(a) The resources from real estate and credit and similar are represented substantially by:

(i) The real estate notes in the amount of R$1,923,409 in Unibanco and in Unibanco Consolidated are restated, being paid up to 93% of interbank interest rate and maturing up to August 2010.

(ii) The agribusiness credit bills in the amount of R$2,420,319 in Unibanco and in Unibanco Consolidated are restarted, being paid up to 93% of interbank interest rate and maturing up to May 2011.

(b) Resources from debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, bearing interest up to 102% of interbank interest rate, paid semiannually and mature up to January 2023.

Debentures pledged schedules are restated, bearing interest up to 106% of interbank interest rate and fixed interest rate up to 14.2% with maturity up to January 2020.

(c) Securities abroad – Euronotes

Maturity	Currency	Unibanco	Unibanco Consolidated
Less than 3 months	US$	580,071	447,723
	EUR	13,527	13,471
	R$	67,384	67,384
	YEN	323,832	323,832
		984,814	852,410
From 3 to 12 months	US$	813,944	806,079
	EUR	7,340	7,340
	R$	140,280	140,280
	YEN	-	-
		961,564	953,699
From 1 to 3 years	US$	57,254	47,157
	R$	179,691	179,691
		236,945	226,848
From 3 to 5 years	US$	10,097	-
		10,097	-
From 5 to 15 years	US$	14,623	6,757
	R$	1,891	1,891
		16,514	8,648
Total		2,209,934	2,041,605

The average interest of issues in foreign currency was 4.79% per annum in Unibanco and 4.46% per annum in Unibanco Consolidated.

(d) The other issues totaled R$14,464 in Unibanco and in Unibanco Consolidated with maturities up to September 2010 and an average interest rate of 5.52% per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2029, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to April 2018, with an average interest rate of 4.27% per annum.

14. Contingent Assets and Liabilities and Legal Liabilities

Unibanco and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

As from first half ended in June, 2007, the provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Civil litigation is represented mainly by claims for personal and moral injury, due to among other reasons, returns of checks, and protests of notes considered not due and economic plans. As from the six-months ended June 30, 2007 the amount provided represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Tax claims, which are considered legal liabilities based on Deliberation CVM n° 489, independently of the probability of loss, and whose tax claims with loss classification as probable, in accordance with the opinion of the legal advisors, are recognized at the full amount being questioned. On September 30, 2008, Unibanco and its subsidiaries maintained provision for such causes in the total amount of R$2,014,092 in Unibanco and R$3,281,685 in Unibanco Consolidated, mainly: (i) widening of the calculation basis of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$1,487,197 in Unibanco and R$2,014,413 in Unibanco Consolidated; (ii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$299,855 in Unibanco and R$387,781 in Unibanco Consolidated; and (iii) Social Contribution on Net Income of non-employees companies in the amount of R$231,527 in Unibanco Consolidated.

The tax claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

The suits which are not considered legal liabilities and those suits with loss classification as possible in accordance with the legal advisors’ opinion, are not recognized for accounting purposes and, the amount, net of tax effects, is R$1,088,457 in Unibanco Consolidated. These suits include disputes regarding:

(i) Collection of CPMF on leasing transactions in the amount of R$165,039;
(ii) Deductibility of goodwill on investments acquisitions in the amount of R$158,351;
(iii) Deductibility of losses on credits receivables in the amount of R$123,313;
(iv) Social security contribution on non remunerated earnings in the amount of R$90,245;
(v)Profit from foreign country taxation criteria in the amount of R$104,510;
(vi) Tax losses deduction of affiliated companies without 30% restriction of R$67,392;
(vii) Rejection of compensation request – R$39,216; and
(viii)ISS taxation on leasing operations in the amount of R$23,321.

Provisions recorded and their movements in the quarter are as follows:

Balance sheet	Unibanco	Unibanco Consolidated
Tax litigation (1)	2,014,092	3,281,685
Labor litigation (2)	562,193	798,334
Civil litigation (2)	301,346	500,453
Total	2,877,631	4,580,472

__________________
(1)Recorded in Other Liabilities - Provision for tax contingencies
(2)Recorded in Other Liabilities - Sundry (Note 15 (c))

Movements in the quarter	Unibanco	Unibanco Consolidated
Balance at the beginning of the quarter	2,794,928	4,413,190
Increases	129,115	253,385
Releases	(8,477)	(22,965)
Interest/Monetary adjustment	41,574	53,110
Payments	(79,509)	(116,248)
Balance at the end of the quarter	2,877,631	4,580,472

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance	Private Retirement Plans	Annuity Products	Total
Provision for unearned premiums	1,025,016	1	-	1,025,017
Loss Provision IBNR
(The provision for claims incurred
but not yet reported)	254,644	1,923	-	256,567
Mathematical provision
benefits to be granted	597,703	7,915,796	-	8,513,499
Mathematical provision
for benefits granted	5,360	481,033	-	486,393
Unsettled claims	531,566	14,188	-	545,754
Provision for draws and redemptions	-	-	833,363	833,363
Other provisions	7,546	279,631	7,511	294,688
Total of technical provisions	2,421,835	8,692,572	840,874	11,955,281
Short-term	2,421,778	8,056,496	840,874	11,319,148
Long-term	57	636,076	-	636,133

(b) Subordinated debt

			Remuneration		Unibanco
	Issue	Maturity	per annum	Unibanco	Consolidated
Step-up subordinated callable notes (1)	December 2003	December 2013	7.375%	391,174	372,368
Line of credit (2)	December 2004	December 2009	2.00%	291,235	291,235
Perpetual Non-cumulative Junior
Subordinated Securities (3)	July 2005	Indeterminated	8.7%	971,491	971,491
Subordinated time deposits (4)	December 2002	December 2012	102.25% of CDI	541,278	541,278
Subordinated time deposits (5)	November 2003	November 2013	102% of CDI	79,544	79,544
Subordinated time deposits (6)	December 2006	December 2016	CDI + 0.47%	613,474	613,474
Subordinated time deposits (7)	May 2007	May 2012	103.9% of CDI	1,644,310	1,644,310
Subordinated time deposits (7)	July 2007	July 2012	CDI + 0.38%	484,419	484,419
Subordinated time deposits (7)	August 2007	August 2012	CDI + 0.38%	227,842	227,842
Subordinated time deposits (7)	August 2007	August 2014	CDI + 0.46%	57,013	57,013
Subordinated time deposits (7)	October 2007	October 2012	IGPM + 7.33%	349,747	349,747
Subordinated time deposits (7)	October 2007	October 2012	103.8% of CDI	103,969	103,969
Subordinated time deposits (7)	October 2007	October 2014	IGPM + 7.35%	39,922	39,922
Subordinated time deposits (7)	October 2007	October 2012	CDI + 0.45%	502,326	502,326
Subordinated time deposits (7)	December 2007	December 2014	CDI + 0.60%	11,007	11,007
Subordinated time deposits (7)	1st quarter 2008	1st quarter 2013	CDI + 0.60%	883,797	883,797
Subordinated time deposits (7)	1st quarter 2008	2nd quarter 2013	106.5% of CDI	40,159	40,159
Subordinated time deposits (7)	2nd quarter 2008	2nd quarter 2013	107% of CDI	10,783	10,783
Subordinated time deposits (7)	3rd quarter 2008	3rd quarter 2015	119.8% of CDI	401,703	401,703
Total				7,645,193	7,626,387
Short-term				26,746	26,346
Long-term				7,618,447	7,600,041

____________________
(1) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(2) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(3) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(4) Subordinated time deposits can be redeemed from December 2007.
(5) Subordinated time deposits can be redeemed from November 2008.
(6) Subordinated time deposits can be redeemed from December 2011.
(7) Subordinated time deposits can not be redeemed prior to contractual maturity.

(c) Sundry

	Unibanco	Unibanco Consolidated
Technical provisions for insurance and retirement plans	-	11,955,281
Payable to merchants – credit card	-	4,283,108
Sale of rights of receipt of future flow of payment orders
abroad (1)	2,002,636	2,002,636
Provision for labor and civil litigation (Note 14)	863,539	1,298,787
Payable related to insurance companies	-	464,477
Provisions for payroll and administrative expenses	578,095	1,021,355
Credit on the release of real estate financing	179,923	179,923
Official covenants liabilities	112,885	112,885
Accounts payable for purchase of assets	93,220	93,220
Other	204,775	529,801
Total	4,035,073	21,941,473
Short-term	1,234,410	17,974,043
Long-term	2,800,663	3,967,430

____________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amount of US$1,046,145 (June 30, 2008 - US$1,059,497 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with maturity beginning in October 2007 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar a non-listed entity. The program is sponsored by Unibanco, its subsidiaries and employees.

During the quarter ended September 30, 2008, the company sponsor contributions totaled R$13,136 in Unibanco and R$14,505 in Unibanco Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align the executives’ commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held in March 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The executives must maintain the Units, subject to market conditions, for 3 to 5 years. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco Units and, for each acquired Unit each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options represent 0.3% of the authorized capital and are accordance with the limit established of 10%.

Up to September 30, 2008, the options activity was as follows:

Single Options

		Vesting		Exercise price
	Issuance	period	Exercise	per Unit (R$)				Quantity

N°	Date	until	period until	(IPCA)	Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	7,928,941	4,447,059	-
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	68,000	-	-
3rd and 4th	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4,200	560,000	560,000	-	-
5th to 7th	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	300,000	400,000	-
8th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4,085	446,000	240,000	206,000	-
11th to 15th	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5,150	3,464,000	1,762,602	1,244,000	457,398
16th	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	3,482,177	2,073,987	669,836
17th to 18th	4th quarter 2003	12.17.2008	12.16.2009	Up to 5,750	480,000	80,000	360,000	40,000
19th to 20th	1st quarter 2004	02.01.2009	01.31.2010	Up to 6,881	600,000	400,000	120,000	80,000
21st to 23rd	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7,016	1,012,240	674,826	2	337,412
24th to 26th	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7,893	1,560,000	313,336	20,000	1,226,664
27th	1st quarter 2005	02.01.2010	01.31.2011	Up to 9,278	8,440,000	2,099,526	1,459,996	4,880,478
28th	2nd quarter 2005	05.03.2010	05.02.2011	Up to 10,869	50,000	-	50,000	-
29th	3rd quarter 2005	09.19.2010	09.18.2011	Up to 11,771	120,000	-	-	120,000
30th to 33rd	3rd quarter 2006	08.30.2011	08.29.2012	Up to 17,199	630,000	-	280,000	350,000
34th to 35th	1st quarter 2007	03.22.2012	03.21.2013	Up to 19,595	500,000	-	-	500,000
36th	2nd quarter 2008	05.14.2013	05.13.2014	Up to 24,349	120,000	-	-	120,000
Total					37,352,240	17,909,408	10,661,044	8,781,788

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants active in the program.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged accumulated to the IPCA (Amplified Consumer Price Index) for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares in July 2006.

Bonus Options

The executives who opted to invest a percentage of their respective bonuses to purchase Unibanco Units received the following number of Bonus Units.

Issuance	Quantity of shareholders	Exercise period until			Quantity

Date			Granted	Cancelled	Not exercised
2nd semester 2007	51	09.03.2012	1,226,808	15,440	1,211,368
1st quarter 2008	53	03.03.2013	1,579,552	13,426	1,566,126
3rd quarter 2008	65	09.03.2013	1,747,788	-	1,747,788
TOTAL			4,554,148	28,866	4,525,282

The exercise of these bonus units is linked to the achievement of individual objectives and the maintenance of the propriety of their own shares without changes and burden during the exercise period.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding	Treasury
	shares	stock	Total
Common	1,511,316,336	-	1,511,316,336
Preferred	1,280,143,988	16,295,484	1,296,439,472
Total	2,791,460,324	16,295,484	2,807,755,808

Preferred shares carry no voting rights, aren´t convertible into common shares, have priority over common shares in the reimbursement of capital, in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On September 30, 2008, the market value of Units is R$19.45.

On May 29, 2008, the Board of Directors approved the change in the Global Depositary Shares (GDSs). Each GDS, that represents 10 (ten) Units currently, will represent 2 (two) Units. This change is pending on the approval of Brazilian Securities Commission. Whilst CVM does not approve, GDS’s units keep continue to be traded as 10 (ten) Units.

The Extraordinary Shareholder’s Meeting held on July 16, 2008, approved and confirmed the capital increase in the amount of R$3,000,000 through partial appropriation of income reserves (reserve applied to secure suitable operating margin to Company), represented by 280,775,580 bonus shares issued to stockholders, being 151,131,633 common shares and 129,643,947 preferred shares, in proportion to 1 per 10 owned shares. These alterations depend on approbation by Brazilian Central Bank.

The unit cost was R$10.685451 to bonus shares and R$21.299488 to Units, in accordance with 1st paragraph of article 25 from Federal Internal Revenue Department normative instruction n° 25/2001.

The treasury stock will be bonus under the condition of Brazilian Securities Commission (CVM) authorization, in accordance with the information submitted to CVM on July 7, 2008. If CVM refuses this possibility, the Board of Directors will determine, based on number of shares in transit on the base date, (i) the number of shares to be issued following the share dividend, (ii) the new number of shares that will comprise their capital stocks, including the authorized capital and (iii) the unit cost will be given to bonus shares, that will be adjusted to share number issued effectually, being realized to stockholders by market release.

(b) Dividends and interest on own capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the third quarter of 2008, R$275,207 of interest on own capital, to be paid to stockholders, was accrued. The interest on own capital was calculated in accordance with article 9° of Law n° 9,249/95 with tax benefit by deductibility of R$110,083. The amounts, net of applicable tax, will be included in the calculation of the minimum mandatory dividend of the year.

In September 2008, the Board of Directors approved the payment of interest on capital to the shareholders, comprising R$113,346 related to the third quarter of 2008, amounting to R$0.0388 (R$0.0330 net of applicable tax) per common share and R$0.0427 (R$0.0363 net of applicable tax) per preferred share. The payment was realized on October 31, 2008.

The Units had interested on capital of R$0.0765 (R$0.0650 net of applicable tax) being R$0.0338 (R$0.0287 net of applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 net of applicable tax) from Unibanco. The GDS had interested on own capital of R$0.7647 (R$0.6500 net of applicable tax).

In July 2008, the Board of Directors approved the payment of interest on capital to the shareholders previously accrued, in the amount of R$465,000 comprising R$113,294 related to the second quarter of 2008 and a complement to the interest on capital related to the six-month ended on June 30, 2008 in the amount of R$351,706, amounting to R$0.1593 (R$0.1354 net of applicable tax) per common share and R$0.1753 (R$0.1490 net of applicable tax) per preferred share. The payment was realized on July 31, 2008.

The Units had interested on capital of R$0.3121 (R$0.2653 net of applicable tax) being R$0.1368 (R$0.1163 net of applicable tax) from Unibanco Holdings and R$0.1753 (R$0.1490 net of applicable tax) from Unibanco. The GDS had interested on own capital of R$3.1215 (R$2.6533 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

Legal reserve	817,799
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after the legal
deductions and dividends up to a limit of 100% of capital stock	842,184
ii) Special dividends reserve	63,898
Total	1,723,881

(e) Treasury stock

On October 24, 2008 Unibanco announced the supplement of the Repurchase Program Shares of February 13, 2008. The Board of Directors of both Unibanco and Unibanco Holdings approved, respectively, the new limit of the acquisition of shares for the purpose of maintaining these shares in treasury from 20,000,000 of Units to 40,000,000 of Units for further sale or cancellation, without reducing the share capital of Unibanco and Unibanco Holdings. Unibanco´s Executive Board shall decide the timing and volume of the acquisitions. The authorization will be valid for 12 months as from February 15, 2008, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A. or other broker that comes to be defined by the Unibanco´s Executive Board.

In the repurchase program, shares of Unibanco Holdings are acquired by Unibanco, by using revenue reserves, for subsequent exchange for its own shares.

During the quarter ended September 30, 2008, in accordance with the repurchase program and Stock option program (Note 16 (b)), the following changes in treasury stock occurred:

	Quantity of shares	R$ thousands
Balance at the beginning of the quarter	14,876,994	154,835
Conversion of own stocks	709,245	7,366
Sale of own stocks	(2,277,559)	(23,749)
Repurchase	2,986,804	29,833
Balance at the end of the quarter	16,295,484	168,285

The average cost was R$19.27 per repurchased Units, and the minimum and maximum price per share were R$16.84 and R$20.74, respectively.

18. Revenues from services rendering

The charges from services rendered collecting was regulated by National Monetary Council Resolution n° 3,518, applied since April 2008, with the application to rules they laid down. The revenues components are disclosured following this Resolution since 2007 for the purpose of better comparability.

Components of the revenues from services rendering by type:

	Unibanco	Unibanco Consolidated
Current account	173,803	171,690
Credit cards	79,090	240,474
Credit portfolio and warranties rendered	-	96,968
Receiving services	98,367	82,923
Funds and third-party resources management	53,103	72,324
Brokering and structured operations	24,049	45,325
Other charges and commission	40,513	120,402
Redecard remaining investment	-	55,164
Total	468,925	885,270

19. Other Operating Income and Expenses

(a) Other operating income

	Unibanco	Unibanco Consolidated
Insurance, annuity products and retirement plans premiums	-	1,600,021
Financial results from insurance, pension plans and annuity
products	-	186,775
Dividends/retained earnings received from other investments	-	23,601
Indemnity from correspondent banks and collections	3,694	22,614
Contractual fire/Break of contract	14,999	14,999
Operating income insurance companies	-	6,350
Other income - Redecard	-	5,538
Revenues from recovery charges and expenses	2,886	4,606
Income System Fácil - Tamboré	-	3,551
Other	13,219	21,774
Total	34,798	1,889,829

(b) Other operating expenses

	Unibanco	Unibanco Consolidated
Changes in technical provision for insurance, annuity products
and retirement plans	-	713,922
Insurance claims	-	360,516
Insurance and private retirement plans selling and other
expenses	-	270,697
Interest and monetary correction on technical provision for
insurance, pension plans and annuity products	-	115,472
Provision for labor and civil litigations	47,226	110,882
Credit card selling expenses	-	87,581
Correspondent banks and commission expenses	31,006	73,826
Operating losses	54,577	60,375
Credit card, payments and extracts expenses	-	42,458
Amortization of goodwill on subsidiaries acquired	5,394	33,592
Expense related to checks and billing, net	27,692	27,685
Reference file information’s	5,567	14,123
Bonus, CPMF and bank preference	9,365	9,365
Private retirement plans benefits expenses	-	530
Other	34,132	64,236
Total	214,959	1,985,260

20. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	June 30,			September 30,
	2008	Increase	Realization	2008
Allowance for credit losses	468,989	86,790	21,444	534,335
Other provisions not currently deductible	1,307,511	339,214	165,556	1,481,169
Tax loss and negative basis of social
contribution carry-forwards	-	155,252	-	155,252
Social contribution carry-forwards
(Provisional Measure 2158-35)	222,824	31,964	-	254,788
Subtotal	1,999,324	613,220	187,000	2,425,544
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	30,381	91,075	-	121,456
Net deferred tax assets	2,029,705	704,295	187,000	2,547,000
Deferred tax assets	2,029,705			2,547,000

			Unibanco Consolidated

	June 30,			September 30,
	2008	Increase	Realization	2008
Allowance for credit losses	995,840	148,578	81,378	1,063,040
Other provisions not currently deductible	2,023,899	432,657	203,298	2,253,258
Tax loss and negative basis of social
contribution carry-forwards	480,835	282,140	-	762,975
Social contribution carry-forwards
(Provisional Measure 2158-35)	376,546	38,615	-	415,161
Subtotal	3,877,120	901,990	284,676	4,494,434
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	60,730	125,870	-	186,600
Deferred tax obligations	(616,273)	(190,640)	-	(806,913)
Net deferred tax assets	3,321,577	837,220	284,676	3,874,121
Deferred tax assets	3,937,850			4,681,034
Deferred tax liabilities	616,273			806,913

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On September 30, 2008, the expected realization of deferred taxes is as follows:

	Unibanco			Unibanco Consolidated

	Social contribution (*)			Social contribution
	(Provisional			(Provisional
Year	Measure 2.158-35)	Other	Total	Measure 2.158-35)	Other	Total
2008	-	199,761	199,761	10,644	427,744	438,388
2009	2,181	467,598	469,779	52,537	955,032	1,007,569
2010	39,888	550,149	590,037	75,566	831,295	906,861
2011	8,854	407,457	416,311	27,715	669,736	697,451
2012	20,189	172,653	192,842	49,625	379,635	429,260
2013 to 2018	183,676	373,138	556,814	199,074	815,831	1,014,905
Total	254,788	2,170,756	2,425,544	415,161	4,079,273	4,494,434

______________________
(*) Expected realization of deferred taxes is in conformity with Law n° 11,727/08.

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$2,004,821 in Unibanco and R$3,720,013 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses):

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution,
net of profit sharing and non-recurring events (i)	11,026	275,529
Income tax and social contribution expenses
at a rate of 25% and 9%	(3,749)	(93,680)
Effects of social contribution nominal rate rising to
6% for Bank debt securities and insurance companies
since May 2008 (ii)	(139)	4,915
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	612,572	368,242
Interest on capital paid, net	6,699	113,224
Tax credit set up on CSLL interest rate differential	16,659	54,334
Permanent differences (net)	60,468	67,295
Income tax and social contribution for the quarter	692,510	514,330

_____________________
(i) In 2007, net of non-recurring events.
(ii) The Law n° 11,727 of June 2008, approved the tax measure that increases the rate of Social Contribution on the net income – CSLL from 9% to 15% of the taxable income, of the financial sector, insurance company and capitalization from May 1, 2008. In failure of a Direct Claim of Unconstitutionality at the Supreme Court, its effects shall be annulled and the related to the increase in the social contribution rate, which corresponds to an amount of R$410,702 net of deferred liabilities. From the beginning of the rise incidence on tax rate, in September 2008, has been constituted the correspondent tax credit.

21. Adjusted Net Income

	Unibanco	Unibanco Consolidated
Net income	703,536	703,536
Adjustments to net income	(1,249,782)	131,593
Depreciation and amortization	66,417	98,589
Amortization of goodwill on acquisition of subsidiary companies	5,394	33,592
Exchange gain on foreign investments	(740,289)	-
Equity in results of subsidiary and associated companies	(579,460)	(848)
Provision for losses on investments	-	486
Provision (reversal) of foreclosed assets	(1,843)	(226)
Adjusted net income	(546,246)	835,129

22. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	17,707,918	17,778,619
Assets under management (mainly mutual investment funds)	55,120,431	55,642,230

23. Related-Party Transactions (Unibanco)

Assets
Interbank investments	3,104,169
Debentures-Dibens Leasing S.A.-Arrendamento Mercantil	22,229,236
Marketable securities and derivative financial instruments	2,738,207
Other credits
Income receivable
Dividends and interest on capital	978,955
Negotiation and intermediation of securities	101,830
Receivable accounts - subsidiary company	594,987

Liabilities
Deposits	21,191,455
Securities sold under repurchase agreements	7,679,164
Resources from securities issued
Debentures	611,042
Securities abroad	169,384
Interbank accounts	27,500
Borrowings	15,870
Derivative financial instruments	2,520,829
Other liabilities
Social and statutory	320,801
Subordinated debt	18,919
Sundry	321,829

Revenues
Marketable securities	704,726
Derivative financial instruments	23,470
Services rendered	108,330

Expenses
Deposits and securities sold	918,527
Borrowings and onlendings	1,392
Other administrative expenses	11,250
Other operating expenses	5,906

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

24. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

(d) Fair value determination

The fair value of Marketable Securities and of Derivative Financial Instruments is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the quarter, as informed by Stock Exchanges trade associations and external entities.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(e) Financial instruments recorded in the quarterly information compared to the respective fair values are as follows:

		Unibanco	Unibanco Consolidated

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	8,266,761	8,272,041	6,169,505	6,175,695
Marketable securities	46,257,507	46,362,408	33,078,090	33,349,511
Lending operations	46,792,046	46,843,989	54,445,115	54,503,562

Liabilities
Interbank deposits	16,895,662	16,895,662	850,663	850,663
Time deposits	45,605,803	45,614,829	42,832,930	42,841,956
Real estate notes, mortgage notes, credits and similar	4,343,728	4,280,850	4,521,078	4,458,200
Debentures	2,269,328	2,273,210	2,033,986	2,037,868
Resources from securities issued abroad	2,224,398	2,268,460	2,056,069	2,099,024
Derivatives, net	1,268,683	1,268,683	901,219	901,219
Subordinated debt	7,645,193	7,592,431	7,626,387	7,573,671
Other liabilities (Note 15(c))	2,002,636	1,991,724	2,002,636	1,991,724
Treasury stocks	168,285	158,474	168,285	158,474

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at September 30, 2008 on the São Paulo Stock Exchange.

25. Other Information

(a) Assets leased to third parties, in the amount of R$14,586,029, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$13,435,778 and the residual value received in advance from these lessees amounts to R$5,839,378, classified as a reduction of leasing operations. Leases of third parties’ assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of their activity. At September 30, 2008, the insurance coverage on properties and other assets in use totaled R$416,642 in Unibanco and R$720,901 in Unibanco Consolidated.

(c) Corporate Law Amendments - Law 11,638/07

On December 28, 2007, Law no. 11,638/07 was published, which amends the Corporation Law, with respect to the accounting practices adopted in Brazil.

The new accounting practices and changes introduced by the law are being evaluated by BACEN - Brazilian Central Bank, CVM – Securities Commission and SUSEP – Superintendency of Private Insurances. BACEN issued on March 20, 2008, the Communication no. 16,669, and the CVM on May 2, 2008 the Instruction no. 469, providing guidance on the adoption of the new law in the financial statements and quarterly information during the 2008 fiscal year, as well as the disclosure in notes about the estimated effects of the adoption of this law on stockholders´equity and the results of the period.

The following amendments promoted by the law are already substantially adopted by the Bank and its subsidiaries in this quarterly information:

  Classification and mark-to-market criteria of the financial instruments (Note 5) and Circular Letters n° 3,068 and 3,082 of 2001 from Brazilian Central Bank - BACEN;
  The concept of Adjustment to Present Value for the long-term assets and liabilities considering contractual rates, and the adjustment of Present Values considering the market average rate, do not represent significant adjustments;
  Evaluation of the recoverability of significant assets through future operation, according to CPC Pronouncement no.1 approved by Deliberation CVM n° 527 of November 1, 2007;
  Disclosure of stock-based compensation, as in Note 16;
  Presentation of the Statements of Cash Flows and of the Statement of Value Added as part of the financial statements required by Brazilian accounting practices; and
  Maintenance of revaluation reserve held by controlled companies while not regulated by correspondent regulatory board.

The main changes which are not yet regulated and may impact on the financial statements in December 31, 2008 are represented as follows:

  Reclassification of certain permanent assets to the “Intangible” sub-group, aligned with Bacen regulatory rules to be published; and
  Valuation and accounting of stock option plans to be regulated by CVM.

Management will recognize the effects of these changes when the rules are published and the expectation is that the impacts will not be relevant on the financial statements context.

(d) Material Fact

Taking into account the behavior of capital and financial markets in Brazil and abroad, on October 24, 2008, a Material Fact was published to advance the disclosure of the major economic-financial data detailed in this report. The Material Fact is available at the RI website (www.unibanco.com.br).

26. Subsequent Event

(a) In October 2008, the Brazilian Central Bank approved the transfer of Bancred S.A. – Crédito, Financiamento e Investimento ownership to Banco Cruzeiro do Sul S.A. and Unibanco – União de Bancos Brasileiros S.A. in accordance with the Agreement of February 2007.

(b) Compulsory deposit

During October 2008, the Brazilian Central Bank determined changes in compulsory deposits, to aim an increase in the Brazilian Financial System liquidity.

(c) Merger between Unibanco and Itaú

On November 3, Unibanco and Itaú signed an agreement for merger of their financial operations, establishing the largest conglomerate in southern hemisphere, with a market value among the 20 largest financial institutions in the world. The created financial institution will be fully capable of competing with the biggest banks in the global market.

This partnership creates a bank with Brazilian capital with commitment, strength, vocation and economic capacity to become a vital partner in the development of Brazilian companies in Brazil and abroad. With a strong international presence – with commercial bank operations in all Mercosur countries - , the institution Will have the required agility to increase the presence of Brazil internationally.

The merger, matured over 15 months of dialogues and joint work, is formed based on a strong identity of values and a converging vision for the future. The controlling stockholders of Itaúsa and Unibanco will establish a holding company with a shared governance model.

The Board of Directors of Itaú Unibanco Holding will be composed of fourteen members, six of which will be named by the controlling stockholders of Itaúsa and the Moreira Salles family. The other eight Board members will be independent. Itaú Unibanco Holding’s Chairman of the Board of Directors will be Mr. Pedro Moreira Salles and its CEO will be Mr. Roberto Egydio Setubal.

The new institution will have approximately 4,800 branches and service stations, accounting for 18% of the banking network; and 14.5 million checking account clients, or 18% of market share. In loans, it will represent 19% of the Brazilian system’s volume; whereas total deposits, funds and managed portfolios will reach 21%.

Combined total assets is over R$ 575 billion, the highest in southern hemisphere.

Taking into consideration the increase in capital related to the shares’ merger, the stockholding interests’ changes and the accounting and tax effects, the impact produced on Itaú Unibanco Holding’s results is estimated at R$ 7.9 billion while that on Itaúsa’s results is at R$ 2.5 billion.

The completion of the merger between Unibanco and Itaú depends on the approval from the Central Bank of Brazil and other appropriate authorities.

The material fact with more details about the merger is available at the IR website (www.unibanco.com.br)

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

						%Capital
						Investment in
				Type of	Number of Shares	Controlled
Item	Name	CNPJ	Principal Activity	Company	or quotas	Company

01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Non-Financial Instituituion	1,069,751,053	49.902

02	Unipart Participações			Non-Financial
	Internacionais Ltd.	521,028	Holding	Instituituion	6,437,698	100.000

				Financial
03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Instituituion	312,201,867,903	100.000

04	Unibanco Companhia de			Non-Financial
	Capitalização	61,054,128/0001-22	Annuity Products	Instituituion	4,193,771	99.999

				Financial
05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Instituituion	10,556	99.991

				Financial
06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Instituituion	23,183,981,582	99.999

07	Dibens Leasing S.A. -			Non-Financial
	Arrendamento Mercantil	65,654,303/0001-73	Leasing	Instituituion	819,143,082	99.999

				Financial
08	Interbanco S.A.	670,849	Bank	Instituituion	1,491,816,000	99.996

09	UAM – Assessoria e Gestão de			Non-Financial
	Investimentos Ltda.	59,608,174/0001-84	Service Render	Instituituion	16,400,000	99.999

				Financial
10	Banco Único S.A.	00,086,413/0001-30	Bank	Instituituion	8,703,151,529	100.000

11	Unibanco Investshop – Corretora
	de Valores Mobiliários e Câmbio			Financial
	S.A.	89,560,460/0001-88	Brokerage	Instituituion	13,014,894	100.000

12	UAM S.A. Distr.deTítulos e Val.			Financial
	Mobiliários	33,829,292/0001-29	Security Dealer	Instituituion	13,714,000	100.000

				Financial
13	Hipercard Banco Múltiplo S.A.	03,012,230/0001-69	Bank	Instituituion	496,235,064	19.293

				Non- Financial
14	Maxfácil Participações S.A.	08,077,294/0001-61	Holding	Instituituion	22,000	49.986

				Non-Financial
15	AIG Brasil Companhia de Seguros	33,040,981/0001-50	Insurance	Instituituion	108,427,875	49.999

16	Companhia Hipotecária Unibanco			Financial
	Rodobens	02,868,100/0001-60	Mortgage Company	Instituituion	12,109,432	49.999

				Financial
17	Banco Investcred Unibanco S.A.	61,182,408/0001-16	Bank	Instituituion	190,580	49.997

18	Bancred S.A. Crédito.		Credit, Financing	Financial
	Financiamento e Investimentos.	60,898,608/0001-07	and Investment	Instituituion	9,729,625,163	49.999

7016 - MARKETABLE SECURITIES

		No stated	Up to 3	3 months
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years

00,0,0,01,01,00	National Treasury Securities	-	7,240,158.17	3,397,415.47	5,495,630.11	924,116.84	308,809.91
00,0,0,01,05,00	Interbank Deposits	-	524.12	-	-	-	-
00,0,0,01,08,00	Debentures	-	160,659.67	226,557.55	870,077.03	486,371.93	22,514,244.42
00,0,0,01,09,00	Listed Companies Equity Securities	950,041.72	-	-	-	-	-
00,0,0,01,11,00	Other	180,947.47	1,104,225.60	252,754.44	158,811.59	146,051.19	470,205.88
00,0,0,02,01,00	Swaps	-	377,069.08	208,620.45	165,299.03	263,221.18	68,433.79
00,0,0,02,02,00	Forward contracts	-	2,523,146.78	372,886.80	75,602.23	528.81	-
00,0,0,02,04,00	Options	-	756,736.89	1,415,551.82	166,596.77	2,610.29	-
00,0,0,02,06,00	Other Derivative Financial Instruments	-	317,375.46	319,796.99	42,293.86	900.71	-
00,0,0,02,00,00	TOTAL OF DERIVATIVE FINANCIAL INSTRUMENTS	-	3,974,328.21	2,316,856.06	449,791.89	267,260.99	68,433.79
00,0,0,01,00,00	TOTAL OF MARKETABLE SECURITIES	1,130,989.19	8,505,567.56	3,876,727.46	6,524,518.73	1,556,539.96	23,293,260.21

		More
		than
Code	Description	15 years	Fair Value	Book Value

00,0,0,01,01,00	National Treasury Securities	1,323,934.35	18,794,965.99	18,690,064.85
00,0,0,01,05,00	Interbank Deposits	-	524.12	524.12
00,0,0,01,08,00	Debentures	-	24,257,910.60	24,257,910.60
00,0,0,01,09,00	Listed Companies Equity Securities	-	950,041.72	950,041.72
00,0,0,01,10,00	Non-listed Companies Equity Securities	45,969.59	2,358,965.76	2,358,965.76
00,0,0,02,01,00	Swaps	19,891.83	1,102,535.36	1,102,535.36
00,0,0,02,02,00	Forward contracts	-	2,972,164.62	2,972,164.62
00,0,0,02,04,00	Options	-	2,341,495.77	2,341,495.77
00,0,0,02,06,00	Other Derivative Financial Instruments	-	680,367.02	680,367.02
00,0,0,02,00,00	TOTAL OF DERIVATIVE FINANCIAL INSTRUMENTS	19,891.83	7,096,562.77	7,096,562.77
00,0,0,01,00,00	TOTAL OF MARKETABLE SECURITIES	1,369,903.94	46,362,408.19	46,257,507.05

7017 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years

00,0,0,01,01,00	Own Portfolio	987,732.94	6,001,699.77	739,272.80	1,290,515.04	594,561.27	3,730,953.30	150,494.84
00,0,0,01,02,00	Subject to
	Repurchase
	Commitments	-	99,330.80	30,333.94	681,665.54	398,414.68	17,390,258.40	1,219,409.10
00,0,0,01,03,00	Derivatives
	Financial
	Instruments	-	3,974,328.21	2,316,856.06	449,791.89	267,260.99	68,433.79	19,891.83
00,0,0,01,04,00	Pledged with
	Brazilian
	Central Bank	-	2,357,125.69	2,759,808.89	3,466,221.44	370,744.66	29,744.77	-
00,0,0,01,06,00	Pledged under
	Guarantees
	Rendered	143,256.25	47,411.30	347,311.83	876,955.93	192,819.35	2,142,303.74	-
00,0,0,01,08,00	Securities
	Purpose of
	Unrestricted
	Purchase and
	Sale
	Commitments	-	-	-	209,160.78	-	-	-
00,0,0,01,00,00	Total	1,130,989.19	12,479,895.77	6,193,583.52	6,974,310.62	1,823,800.95	23,361,694.00	1,389,795.77

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

Code	Description	Private Securities		Lending Operations Portfolio			Deposits

			% on the		% on the	Allowance for		% on the
		Amount	total	Amount	total	loan losses	Amount	total

00,0,0,01,01,00	10 largest
	borrowers/clients	25,622,358.16	92.94	5,447,723.78	10.53	7,303.42	24,681,447.74	34.20
00,0,0,01,02,00	Next 50 largest
	borrowers/clients	1,859,373.32	6.75	8,757,139.82	16.93	16,382.95	7,457,385.92	10.33
00,0,0,01,03,00	Next 100 largest
	borrowers/clients	85,653.81	0.31	7,276,651.67	14.07	37,670.31	4,041,146.71	5.60
00,0,0,01,04,00	Other	56.91	-	30,237,850.75	58.47	1,404,445.12	35,984,324.58	49.87
00,0,0,01,00,00	Total	27,567,442.20	100.00	51,719,366.02	100.00	1,465,801.80	72,164,304.95	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

Code	Description	Credits in Arrears over 15 days	Falling due portfolio

			Up to 3	3 months				More than
			months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00,1,1,00,00,00	Public Sector	-	273,735.69	15,444.51	303,148.13	205,245.30	42,132.49	-
00,1,1,02,00,00	Corporate Activities	-	273,735.69	15,444.51	303,148.13	205,245.30	42,132.49	-
00,1,1,02,01,00	Manufacturing	-	110,129.99	7,419.70	282,640.27	191,436.06	42,132.49	-
00,1,1,02,04,00	Other Services	-	163,605.70	8,024.81	20,507.86	13,809.24	-	-
00,1,4,00,00,00	Private Sector	782,429.79	13,786,838.27	15,225,880.67	11,845,639.11	5,099,888.28	2,860,571.37	153,928.89
00,1,4,01,00,00	Agricultural	14,006.90	412,196.87	659,500.15	267,801.19	91,910.95	60,691.91	1,383.75
00,1,4,02,00,00	Manufacturing	111,364.00	4,377,151.26	8,241,598.12	3,293,697.49	1,471,964.13	580,367.04	44.73
00,1,4,03,00,00	Trade	74,144.59	3,842,523.95	1,876,633.98	1,090,562.93	398,518.36	178,621.01	311.16
00,1,4,04,00,00	Financial Services	309.89	2,627,730.69	1,232,544.51	958,151.14	80,604.62	22,579.23	-
00,1,4,05,00,00	Other Services	297,848.12	735,573.16	1,093,637.19	4,354,008.41	2,488,425.66	1,239,710.59	7,858.90
00,1,4,06,00,00	Individuals	277,702.63	1,733,699.96	2,002,463.98	1,614,026.70	356,686.43	165,799.78	1,279.71
00,1,4,07,00,00	Residential Construction
	loans	7,053.66	57,962.38	119,502.74	267,391.25	211,778.13	612,801.81	143,050.64
00,1,5,00,00,00	Abroad	-	331,228.94	155,929.90	485,836.76	141,528.97	9,958.95	-
00,1,0,00,00,00	Total	782,429.79	14,391,802.90	15,397,255.08	12,634,624.00	5,446,662.55	2,912,662.81	153,928.89

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits

00,1,1,00,00,00	Public Sector	26,436.72	41,301.81	-	-	-
00,1,1,02,00,00	Corporate Activities	26,436.72	41,301.81	-	-	-
00,1,1,02,01,00	Manufacturing	-	10,748.39	-	-	-
00,1,1,02,04,00	Other Services	26,436.72	30,553.42	-	-	-
00,1,4,00,00,00	Private Sector	25,218,758.31	25,637,265.54	200,408.67	44,978.13	129,267.69
00,1,4,01,00,00	Agricultural	494,941.16	849,269.94	-	-	-
00,1,4,02,00,00	Manufacturing	5,973,520.24	6,640,859.02	10,678.10	19,217.89	5,334.57
00,1,4,03,00,00	Trade	3,656,846.72	3,501,725.66	19,262.01	8,977.60	11,554.77
00,1,4,04,00,00	Financial Services	3,849,803.96	4,255,010.13	55.82	18.18	32.40
00,1,4,05,00,00	Other Services	7,438,891.92	6,977,846.58	55,528.19	10,759.53	52,164.18
00,1,4,06,00,00	Individuals	3,100,267.76	2,820,035.77	102,989.98	4,065.42	59,432.23
00,1,4,07,00,00	Residential Construction
	Loans	704,486.55	592,518.44	11,894.57	1,939.51	749.54
00,1,5,00,00,00	Abroad	962,572.46	660,790.74	-	-	-
00,1,0,00,00,00	Total	26,207,767.49	26,339,358.09	200,408.67	44,978.13	129,267.69

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits
		Private Sector		Private Sector

		Private		Private
Code	Description	companies	Individuals	companies	Individuals

00,0,1,01,00,00	Local	2,232,998.32	101,760.42	27,960,335.17	13,095,903.95
00,0,1,01,01,00	The North	15,119.12	1,309.60	172,686.42	139,020.27
00,0,1,01,02,00	The Northeast	143,153.06	7,660.05	1,236,555.11	813,161.32
00,0,1,01,03,00	The Southeast	1,920,060.49	77,740.70	24,684,113.43	10,745,918.68
00,0,1,01,04,00	The Middle-west	22,952.02	4,193.64	476,696.31	306,428.47
00,0,1,01,05,00	The South	131,713.63	10,856.43	1,390,283.90	1,091,375.21
00,0,1,02,00,00	Abroad	632,157.49	-	4,549,563.99	-
00,0,1,00,00,00	Total	2,865,155.81	101,760.42	32,509,899.16	13,095,903.95

		Savings Deposits
		Private Sector

		Private		Lending
Code	Description	Companies	Individuals	Operations

00,0,1,01,00,00	Local	519,384.84	6,088,651.42	47,937,302.57
00,0,1,01,01,00	The North	4,195.21	60,730.83	430,401.46
00,0,1,01,02,00	The Northeast	29,823.19	406,118.20	2,265,785.82
00,0,1,01,03,00	The Southeast	440,468.46	4,925,686.63	37,808,399.19
00,0,1,01,04,00	The Middle-west	6,407.39	127,514.50	1,522,751.99
00,0,1,01,05,00	The South	38,490.59	568,601.26	5,909,964.11
00,0,1,02,00,00	Abroad	-	-	3,782,063.45
00,0,1,00,00,00	Total	519,384.84	6,088,651.42	51,719,366.02

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level

Code	Description	AA	A	B	C	D	E

00,0,0,01,01,00	Hot-money	121,626.41	501.17	13,113.21	-	-	-
00,0,0,01,02,00	Loans	12,782,483.98	8,227,415.04	2,394,956.00	590,468.16	185,382.60	123,080.61
00,0,0,01,03,00	Discounted Loans, Notes and Bills	267,621.90	217,265.39	71,259.27	28,208.26	6,843.73	4,458.06
00,0,0,01,04,00	Overdraft Loans	556,176.45	1,211,092.21	430,529.25	98,772.68	11,513.18	3,749.37
00,0,0,01,05,00	Individual Loans	444,193.60	1,771,249.69	85,330.64	34,131.88	18,070.01	17,996.62
00,0,0,01,06,00	Individual Financing	86,739.29	912,206.03	26,496.47	29,573.89	13,815.46	7,286.66
00,0,0,01,07,00	Advances on Exchange
	Contracts (before export)	901,944.88	322,117.56	205,612.11	16,157.70	629.06	2,084.56
00,0,0,01,08,00	Advances on Exchange
	Contracts (after export)	567,755.29	24,045.72	11,396.64	11,794.33	254.63	411.00
00,0,0,01,09,00	Vendor	183,159.82	59,008.22	79,975.49	1,354.00	-	-
00,0,0,01,10,00	Purchase Financing	475,589.26	266,149.64	163,462.95	8,507.51	0.01	397.27
00,0,0,01,11,00	Agricultural	603,545.46	546,560.76	285,320.94	47,202.56	1,391.73	3,211.12
00,0,0,01,12,00	Real Estate Loans	1,899,715.04	84,048.73	105,427.29	39,313.44	14,000.44	6,225.99
00,0,0,01,15,00	Other Financing	6,222,635.73	4,112,748.68	1,012,005.56	356,613.96	20,332.17	2,084.91
00,0,0,01,16,00	Leasing	102,960.74	464,558.05	108,631.80	9,933.86	4,514.34	189.31
00,0,0,01,19,00	Other Loans	619,662.96	69,368.62	28,259.58	2,449.21	76.05	-
00,0,0,01,00,00	Total	25,835,810.81	18,288,335.51	5,021,777.20	1,274,481.44	276,823.41	171,175.48

		Amounts by Risk Level				Total

Code	Description	F	G	H	Total	Guaranteed

00,0,0,01,01,00	Hot-money	-	-	-	135,240.79	-
00,0,0,01,02,00	Loans	86,063.57	74,008.58	424,664.14	24,888,522.68	51,101.81
00,0,0,01,03,00	Discounted Loans, Notes and Bills	4,202.31	3,975.09	24,743.25	628,577.26	55,369.38
00,0,0,01,04,00	Overdraft Loans	4,128.98	2,081.16	29,499.12	2,347,542.40	-
00,0,0,01,05,00	Individual Loans	14,363.23	15,891.33	79,686.87	2,480,913.87	-
00,0,0,01,06,00	Individual Financing	5,192.91	4,509.28	23,190.16	1,109,010.15	-
00,0,0,01,07,00	Advances on Exchange
	Contracts (before export)	5.43	4.93	1,833.27	1,450,389.50	155,470.72
00,0,0,01,08,00	Advances on Exchange
	Contracts (after export)	147.37	143.41	2,337.68	618,286.07	66,275.56
00,0,0,01,09,00	Vendor	-	-	-	323,497.53	-
00,0,0,01,10,00	Purchase Financing	1,626.06	518.27	889.97	917,140.94	-
00,0,0,01,11,00	Agricultural	721.70	1,554.49	17,982.98	1,507,491.74	1,061,413.62
00,0,0,01,12,00	Real Estate Loans	4,096.45	889.79	10,454.78	2,164,171.95	2,159,525.51
00,0,0,01,15,00	Other Financing	2,163.92	1,285.85	3,169.14	11,733,039.92	7,394,639.20
00,0,0,01,16,00	Leasing	670.64	-	2,116.28	693,575.02	693,575.02
00,0,0,01,19,00	Other Loans	-	385.99	1,763.79	721,966.20	5,707.18
00,0,0,01,00,00	Total	123,382.57	105,248.17	622,331.43	51,719,366.02	11,643,078.00

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

				Floating
			Interbank	Reference
			Deposit Interest	Rate/Basic
Code	Description	Fixed Rate	Rate	Financial Rate	Dollar	Other

00,0,0,01,01,00	Lending Operations	16,416,490.51	7,027,042.91	2,320,183.50	9,286,481.23	13,184,951.09
00,0,0,01,02,00	Leasing Operations	621,844.42	71,730.60	-	-	-
00,0,0,01,03,00	Other	669,355.73	28,323.34	4,393.08	2,069,159.26	19,410.35
00,0,0,01,00,00	Total	17,707,690.66	7,127,096.85	2,324,576.58	11,355,640.49	13,204,361.44

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

Code	Description	Related Parties	Non-Related Parties	Related Parties	Non-Related Parties

00,0,0,01,02,00	Assignment of loan without co- obligation	-	-	-	-

00,0,0,01,00,00	Total	-	-	-	-

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

		Quantity		Quantity	Quantity		Quantity
Code	Description	(by		(by	(by		(by
		thousand)	Amount	thousand)	thousand)	Amount	thousand)

00,0,0,01,01,00	Up to R$ 10,000,00	479.47	553,697.46	3,299.67	2,980,435.58	244.02	277,287.81
00,0,0,01,02,00	From R$ 10,000,00 to R$ 20,000,00	16.49	231,442.32	71.39	997,580.90	7.98	111,637.33
00,0,0,01,03,00	From R$ 20,000,00 to R$ 50,000,00	13.20	421,564.82	42.23	1,270,108.90	5.50	172,043.79
00,0,0,01,04,00	From R$ 50,000,00 to R$ 100,000,00	7.91	562,679.34	12.09	849,089.87	2.36	169,829.82
00,0,0,01,05,00	From R$ 100,000,00 to R$ 500,000,00	7.81	1,560,084.36	13.75	2,783,456.59	2.61	575,672.49
00,0,0,01,06,00	Over to R$ 500,000,00	3.08	22,506,342.51	3.37	9,407,663.67	1.22	3,715,305.96
00,0,0,01,00,00	Total	527.96	25,835,810.81	3,442.50	18,288,335.51	263.69	5,021,777.20

		C		D		E

		Quantity		Quantity	Quantity		Quantity
Code	Description	(by		(by	(by		(by
		thousand)	Amount	thousand)	thousand)	Amount	thousand)

00,0,0,01,01,00	Up to R$ 10,000,00	102.00	127,865.73	52.73	70,720.18	49.23	65,957.88
00,0,0,01,02,00	From R$ 10,000,00 to R$ 20,000,00	4.71	66,382.85	2.39	33,613.74	1.80	25,037.75
00,0,0,01,03,00	From R$ 20,000,00 to R$ 50,000,00	3.34	103,642.08	1.49	44,814.18	0.98	29,947.61
00,0,0,01,04,00	From R$ 50,000,00 to R$ 100,000,00	1.34	96,296.54	0.37	25,364.98	0.24	16,245.54
00,0,0,01,05,00	From R$ 100,000,00 to R$ 500,000,00	1.02	200,084.95	0.23	43,525.72	0.14	22,932.50
00,0,0,01,06,00	Over to R$ 500,000,00	0.24	680,209.29	0.03	58,784.61	0.01	11,054.20
00,0,0,01,00,00	Total	112.65	1,274,481.44	57.24	276,823.41	52.40	171,175.48

		F		G		H

		Quantity		Quantity	Quantity		Quantity
Code	Description	(by		(by	(by		(by
		thousand)	Amount	thousand)	thousand)	Amount	thousand)

00,0,0,01,01,00	Up to R$ 10,000,00	32.97	47,596.87	34.85	48,593.70	186.46	229,283.24
00,0,0,01,02,00	From R$ 10,000,00 to R$ 20,000,00	1.23	17,074.43	1.19	16,473.87	5.39	75,233.27
00,0,0,01,03,00	From R$ 20,000,00 to R$ 50,000,00	0.68	19,927.72	0.64	18,864.10	3.06	91,512.77
00,0,0,01,04,00	From R$ 50,000,00 to R$ 100,000,00	0.15	10,559.47	0.13	9,024.55	0.77	53,438.01
00,0,0,01,05,00	From R$ 100,000,00 to R$ 500,000,00	0.07	12,899.15	0.06	10,656.18	0.41	73,280.91
00,0,0,01,06,00	Over to R$ 500,000,00	0.01	15,324.93	-	1,635.77	0.05	99,583.23
00,0,0,01,00,00	Total	35.11	123,382.57	36.87	105,248.17	196.14	622,331.43

7026 - FIXED ASSETS

					Reference
Code	Description	Prior Quarter	Additions	Reductions	Quarter

00,0,1,01,00,00	Furniture and Equipment Inventory	21,888.57	24,939.07	-	46,827.64
00,0,1,03,00,00	Land and Buildings in Use	108,037.61	5,552.70	1,611.18	111,979.13
00,0,1,03,01,00	Land and Buildings	108,037.61	5,552.70	1,611.18	111,979.13
00,0,1,04,00,00	Facilities, Furniture and Equipment	97,198.38	22,248.15	6,758.18	112,688.35
00,0,1,05,00,00	Other	199,443.96	16,534.47	14,998.77	200,979.66
00,0,1,00,00,00	Total	426,568.52	69,274.39	23,368.13	472,474.78

7027 - FUNDING BY MATURITY

		Maturity

		No stated	Up to 3	3 months to 1
Code	Description	maturity	months	year	1-3 years	3-5 years	5-15 years

00,0,1,01,00,00	Deposits	9,662,839.68	14,463,682.90	8,174,862.60	31,907,261.75	479,386.14	7,476,271.88
00,0,1,01,01,00	Demand Deposits	2,917,501.79	-	-	-	-	-
00,0,1,01,02,00	Time Deposits	-	12,155,495.02	6,069,160.71	26,826,396.78	479,386.14	75,364.46
00,0,1,01,03,00	Savings Deposits	6,608,036.26	-	-	-	-	-
00,0,1,01,04,00	Interbank Deposits	-	2,308,187.88	2,105,701.89	5,080,864.97	-	7,400,907.42
00,0,1,01,05,00	Foreign Deposits	49,414.44	-	-	-	-	-
00,0,1,01,06,00	Other	87,887.19	-	-	-	-	-
00,0,1,02,00,00	Securities Sold Under
	Repurchase Agreements	-	27,630,849.05	4,578,804.30	10,364,748.80	629,952.77	2,624.30
00,0,1,03,00,00	Local Borrowings	-	13.75	40.77	59.60	59.60	22.61
00,0,1,04,00,00	Foreign Borrowings	-	2,544,857.90	3,139,468.10	1,650,258.25	600,288.85	76,862.28
00,0,1,05,00,00	Local Onlendings	-	814,433.58	2,158,810.22	3,762,523.10	1,842,792.81	986,000.53
00,0,1,06,00,00	Foreign Onlending	-	813.42	14,056.00	2,859.74	6,521.37	58,064.36
00,0,1,08,00,00	Subordinated Debt	-	26,745.59	-	1,244,295.00	4,788,629.11	1,585,523.02
00,0,1,00,00,00	Total	9,662,839.68	45,481,396.19	18,066,041.99	48,932,006.24	8,347,630.65	10,185,368.98

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group

				Excess /			Excess /
Code	Description	Required	Situation	Deficiency	Required	Situation	Deficiency

00,0,0,02,00,00	Fixed Assets Ratio	-	-	-	9,384,436.82	7,717,637.25	1,666,799.57
00,0,0,03,00,00	Minimum Regulatory Stockholders' Equity Required	825,480.00	18,433,974.40	17,608,494.40	-	-	-
00,0,0,04,00,00	Minimum Regulatory Capital Required	825,480.00	11,000,000.00	10,174,520.00			-

Unibanco Financial Economic Group

Excess /
Code	Description	Required	Situation	Deficiency

00,0,0,02,00,00	Fixed Assets Ratio	10,649,743.37	4,053,547.51	6,596,195.86
00,0,0,03,00,00	Minimum Regulatory Stockholders Equity Required	-	-	-
00,0,0,04,00,00	Minimum Regulatory Capital Required			-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

					Net Income
					(Loss) for the
Item	Branch Code	Branch Name	Assets	Liabilities	Period

1	53855	Patriarca	136,117,891.76	123,660,615.81	(33,526.77)
2	89027	Business Center Paulista	13,015,328.63	13,978,446.59	(963,117.96)
3	96074	Business Center Santo Amaro	3,181,744.74	3,025,466.75	156,277.99
4	96317	Business Center Rio	2,500,469.07	2,343,127.80	157,341.26
5	57338	Carijós - BH	2,235,175.25	2,239,178.36	(4,003.11)
6	33315	Sete de Setembro	1,690,634.69	1,618,195.89	72,438.80
7	7829	Brooklin	267,480.67	266,295.58	1,185.09
8	17972	Ribeirão Preto	1,239,745.27	1,160,484.57	79,260.69
9	144656	Marechal Curitiba	888,112.67	866,016.03	22,096.64
10	12660	Campinas Centro	837,929.63	819,892.76	18,036.88

7030 - CHARGES AND TAXES

Code	Description	Total

00,0,0,01,01,00	Social Security	91,525.77
00,0,0,01,02,00	Private Retirement	13,135.96
00,0,0,01,03,00	FGTS (Government Severance Indemnity Fund for Employees)	29,003.01
00,0,0,01,05,00	Compensation for Hired Employees	6,173.71
00,0,0,01,06,00	Labor Insurance Claims Premiums	924.50
00,0,0,01,07,00	Other Employees Benefits	85,055.63
00,0,0,01,00,00	TOTAL CHARGES	225,818.58
00,0,0,02,01,00	IOF (Tax on Financial Transactions)	127.06
00,0,0,02,02,00	Income Taxes (+/-)	(424,155.21)
00,0,0,02,04,00	PIS/PASEP (Employee’s Profit Participation Program)	2,873.23
00,0,0,02,05,00	COFINS (Taxes for Social Security Financing)	28,987.33
00,0,0,02,06,00	ISS (Municipal Services Tax)	23,709.17
00,0,0,02,07,00	Other (+/-)	(260,964.76)
00,0,0,02,00,00	TOTAL TAXES (+/-)	(629,423.18)

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity	Transaction

00,0,0,01,01,00	Demand Deposits	30,473.00	29,599,068.62
00,0,0,01,06,00	Collections	61,695.00	160,468.09
00,0,0,01,00,00	Total	92,168.00	29,759,536.71

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00,0,1,01,00,00	Clearing Check	17,892,074.00	15,330,385.40
00,0,1,01,01,00	Conventional System	12,280.00	7,867.31
00,0,1,01,02,00	Electronic System	17,879,794.00	15,322,518.09
00,0,1,02,00,00	Electronic Draft	107,485.00	113,049.83
00,0,1,03,00,00	Electronic Transfers	179,034.00	29,285.68
00,0,1,04,00,00	Electronic Collection	39,044,771.00	28,768,104.42
00,0,1,00,00,00	Total	57,223,364.00	44,240,825.33

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

To the Board of Directors
Unibanco - União de Bancos Brasileiros S.A.

1 We have reviewed the accounting information included in the Quarterly Financial Information (IFT), individual and consolidated, of Unibanco - União de Bancos Brasileiros S.A., for the quarter ended September 30, 2008, comprising the balance sheet and the related statements of income, of changes in stockholders' equity and of changes in financial position, as well as the statement of income for the nine-month period then ended and the accounting information in the notes to the IFT (exhibits 7002 to 7005 and 7014). This IFT is the responsibility of Unibanco's management.

2 Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with management responsible for the accounting, financial and operating areas of Unibanco with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on Unibanco's financial position and its operations.

3 Based on our review, we are not aware of any material modifications which should be made to the accounting information included in the IFT referred to above in order that such information be stated in conformity with the standards established by the Brazilian Central Bank, applicable to the preparation of the Quarterly Financial Information, including Communication No. 16,669, which waived the application of the provisions of Law 11,638/07 for the preparation of interim financial statements in 2008.

4 The IFT also includes accounting information presented in order to provide supplementary information on Unibanco, as required by the Brazilian Central Bank, on the combined financial statements referred to as the "Financial Conglomerate" and the "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of September 30, 2008 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications which should be made for this accounting information to be presented in conformity with the standards issued by the Brazilian Central Bank specifically applicable to the preparation of this information, including Communication No. 16,669, which waived the application of the provisions of Law 11,638/07 for the preparation of interim financial statements in 2008.

5 The review of the IFT was carried out with the purpose of issuing a report on the accounting information contained in the quarterly information referred to in paragraph 1, taken as a whole. Exhibits 7016 to 7023, 7025 to 7032 and 7034 to 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, as required by the Brazilian Central Bank, and are not required as a part of the basic financial information. The accounting information included in these exhibits has been submitted to the same review procedures described in paragraph 2 and, based on these review procedures, we are not aware of any material modifications which should be made for this accounting information to be fairly presented in relation to the financial information referred to in paragraph 1, taken as a whole.

6 As mentioned in Note 25(c), Law 11,638 was enacted on December 28, 2007 and became effective on January 1, 2008. This Law altered, revoked and introduced new provisions to Law 6,404/76 (Corporation Law), generating changes in the accounting practices adopted in Brazil. Although this law is already effective, the main changes introduced by it depend on regulations to be issued by the regulatory agencies for them to be fully implemented by the companies. Accordingly, in this transition phase, the Brazilian Central Bank (BACEN), through its Communication No. 16,669 of March 20, 2008, waived the application of the provisions of Law 11,638/07 for the preparation of interim financial statements for 2008. Therefore, the accounting information included in the Quarterly Financial Information at September 30, 2008 does not consider all the modifications in the accounting practices introduced by Law 11,638/07.

São Paulo, November 14, 2008

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

7034 - PROVISIONS

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00,0,0,01,00,00	ASSETS	1,436,197.64	258,611.70	200,408.67	1,494,400.67
00,0,0,01,06,00	Lending Operations	1,387,200.25	255,739.05	199,835.26	1,443,104.04
00,0,0,01,07,00	Leasing Operations	7,176.98	404.66	573.41	7,008.23
00,0,0,01,08,00	Other Credits	13,221.54	2,467.99	-	15,689.53
00,0,0,01,09,00	Investments	28,598.87	-	-	28,598.87
00,0,0,04,00,00	LIABILITIES	2,794,928.05	163,409.17	80,705.63	2,877,631.59
00,0,0,04,03,00	Labor Contingencies	540,568.44	69,458.47	47,834.34	562,192.57
00,0,0,04,04,00	Other Civil Contingencies	328,473.35	3,929.38	31,056.23	301,346.50
00,0,0,04,05,00	Other Contingencies	1,925,886.26	90,021.32	1,815.06	2,014,092.52

7035 - CAPITAL

		Number of Shares
Code	Description	(thousand)

00,0,1,00,00,00	Shares	2,807,755.81
00,0,1,01,00,00	Capital	2,791,460.33
00,0,1,01,01,00	Common Shares - Local Residents	1,509,850.82
00,0,1,01,02,00	Common Shares - Foreign Residents	1,465.52
00,0,1,01,03,00	Preferred Shares - Local Residents	404,291.48
00,0,1,01,04,00	Preferred Shares - Foreign Residents	875,852.51
00,0,1,02,00,00	Treasury Shares	16,295.48
00,0,1,02,02,00	Preferred Shares	16,295.48

7036 - CASH DIVIDENDS PAID

		Kind of	Beginning of		Remuneration per
Item	Approval Date	Remuneration	Payment	Share	Share/Quota

1	07.21.2008	2	07.31.2008	1	0.000038823500000
2	07.21.2008	2	07.31.2008	2	0.000042705900000
3	07.21.2008	2	07.31.2008	1	0.000120522200000
4	07.21.2008	2	07.31.2008	2	0.000132574400000
5	09.25.2008	2	10.31.2008	1	0.000038823500000
6	09.25.2008	2	10.31.2008	2	0.000042705900000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

1	07.16.2008	11,000,000.00	3,000,000.00	280,775.58

7038 - COMMITMENTS AND GUARANTEES

					Reference
Code	Description	Prior Quarter	Additions	Reductions	Quarter

00,0,0,01,00,00	Guarantees Provided	15,363,624.18	2,806,934.36	1,053,081.18	17,117,477.36
00,0,0,01,01,00	Financial Institutions Authorized to Operate by Brazilian Central Bank	1,247,670.45	136,243.33	93,294.61	1,290,619.17
00,0,0,01,02,00	Individuals and Non-Financial Companies	11,263,648.46	2,157,167.92	718,020.95	12,702,795.43
00,0,0,01,03,00	Other	2,852,305.27	513,523.11	241,765.62	3,124,062.76
00,0,0,02,00,00	Co-Obligation for Credit Assignment	17,830.52	-	764.86	17,065.66
00,0,0,02,01,00	Financial Institutions Authorized to Operate by Brazilian Central Bank	17,830.52	-	764.86	17,065.66

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

		Head Office and
Code	Description	Local Branches	Foreign Branches	Total

00,0,0,01,00,00	ASSETS	307,921.18	9,500,247.66	9,808,168.84
00,0,0,01,01,00	Cash And Due From Banks	307,921.18	137,302.96	445,224.14
00,0,0,01,02,00	Marketable Securities	-	4,678,240.41	4,678,240.41
00,0,0,01,03,00	Lending Operations	-	3,767,562.90	3,767,562.90
00,0,0,01,04,00	Other Credits	-	917,141.39	917,141.39

00,0,0,04,00,00	LIABILITIES	5,869,005.56	17,434,618.78	23,303,624.34
00,0,0,04,01,00	Deposits	49,414.44	5,229,753.42	5,279,167.86
00,0,0,04,02,00	Other Funding	3,028,715.76	5,004,766.94	8,033,482.70
00,0,0,04,03,00	Borrowings	2,790,875.36	5,837,433.21	8,628,308.57
00,0,0,04,07,00	Subordinated Debt	-	1,362,665.21	1,362,665.21

		By Currency

Code	Description	Dollar	Euro	Pound

00,0,0,01,00,00	ASSETS	7,819,857.68	152,186.06	31,833.94
00,0,0,01,01,00	Cash And Due From Banks	192,619.52	116,313.68	31,833.94
00,0,0,01,02,00	Marketable Securities	3,020,551.81	1.65	-
00,0,0,01,03,00	Lending Operations	3,689,669.92	35,870.73	-
00,0,0,01,04,00	Other Credits	917,016.43	-	-

00,0,0,04,00,00	LIABILITIES	20,322,340.54	1,261,022.05	20,919.18
00,0,0,04,01,00	Deposits	4,497,832.90	298,389.41	-
00,0,0,04,02,00	Other Funding	6,290,116.75	669,321.10	20,919.18
00,0,0,04,03,00	Borrowings	8,171,725.68	293,311.54	-
00,0,0,04,07,00	Subordinated Debt	1,362,665.21	-	-

		By Currency

Code	Description	Swiss Franc	Yen	Other

00,0,0,01,00,00	ASSETS	4,171.76	118,289.37	1,681,830.03
00,0,0,01,01,00	Cash And Due From Banks	4,171.76	76,147.12	24,138.12
00,0,0,01,02,00	Marketable Securities	-	120.00	1,657,566.95
00,0,0,01,03,00	Lending Operations	-	42,022.25	-
00,0,0,01,04,00	Other Credits	-	-	124.96

00,0,0,04,00,00	LIABILITIES	13,776.10	560,378.64	1,125,187.83
00,0,0,04,01,00	Deposits	-	0.17	482,945.38
00,0,0,04,02,00	Other Funding	6,273.61	441,639.36	605,212.70
00,0,0,04,03,00	Borrowings	7,502.49	118,739.11	37,029.75
00,0,0,04,07,00	Subordinated Debt	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Performance

Unibanco’s net income reached R$ 704 million in 3Q08. Stockholders’ equity was R$ 13 billion on September 30, 2008. Annualized return on average equity (ROAE) reached 23.9 % in 3Q08.

Assets

Unibanco’s total assets reached R$ 179 billion on September 30, 2008. This evolution is explained mainly by the R$ 18.4 billion increase in total loans, mostly in auto loans, large corporate, SME, mortgages, credit cards and payroll loans (own origination) portfolios. Annualized return on average assets (ROAA) was 1.6% in 3Q08.

Credit Operations

The total loan portfolio increased 7.7% in the quarter, reaching R$ 74,272 million.

In 3Q08, the Retail portfolio reached R$ 44,082 million, influenced by a 10.2% increase in auto loans, 5.5% in mortgage and 3.0% in SME. The 2.1% decrease in credit card portfolio in the quarter is explained by the impact of the sale Tricard’s loan portfolio to Tribanco, due to the end of the partnership with Tribanco.

The Wholesale loan portfolio grew 14.4% in the quarter, mainly influenced by the Real depreciation of 20.3% in 3Q08. It is worth mentioning that US dollar-denominated credit portfolio represents approximately 15% of the total loan portfolio. The segment’s evolution is a result of an increasing demand from large companies for funds in the local market, mainly due to the lower liquidity in the international market and the Real depreciation in the quarter.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of September 2008 reached R$ 3,463 million, or 4.7% of the total loan portfolio, as follows:

• R$ 1,551 million related to overdue credits, in compliance with Resolution 2,682;

• R$ 942 million for falling due credits, in compliance with Resolution 2,682;

• R$ 970 million based on percentages above those required by the regulatory authority.

The total amount of R$ 970 million of additional allowance for loan losses, above the required by Resolution 2,682, represents 28.0% of total allowance for loan losses.

Allowance for loan losses over the credits rated E to H stood at 126% on September 30, 2008.

Allowance for loan losses as a percentage of overdue installments reached 129% on September 30, 2008, conveying the loan portfolio strength.

The allowance for loan losses relative to total Retail loan portfolio was 5.9% in September 2008, in line with the mix change to lower risk portfolios in the last 18 months. The allowance for loan losses relative to total Wholesale loan portfolio remained stable in the quarter.

In 3Q08, required provision stood at R$ 686 million – as a consequence of the loan growth during the last 12 months.

Provision for loan losses in 3Q08 was R$ 670 million – above the R$ 399 million of the total net write-offs, representing a net provision for loan losses of R$ 271 million.

Investments Abroad

Unibanco registered a total of US$ 2,800 million in investments abroad at the end of September 2008.

Funding and Assets under Management

Unibanco’s total funding stood at R$ 128,428 million on September 30, 2008.

As part of its strategy, Unibanco has focused on low cost CDs (Core Deposits CDs), which increased 20.1% in the quarter. Furthermore, with the recent cycle of interest rate increase, there was a higher demand for products indexed to the interbank rate (CDI) instead of savings deposits and investment funds.

The balance of time and interbank deposits presented a 17.1% growth in the quarter. This increase was influenced by the CPMF tax extinguishment, the Central Bank new regulation of reserve requirements and the higher market demand for lower risk investments.

The debentures, an alternative funding instrument for time deposits, increased 6.7% in the quarter.

It is worth mentioning that the increase in the line “other funding” was mainly influenced by funding obtained in the open market, resources from securities issued, borrowings, onlendings, and subordinated debt.

Local currency funding reached R$ 105,511 million at the end of September 2008. This growth was mostly driven by time deposits, resources from securities issued and subordinated debt.

Foreign currency funding reached R$ 22,917 million in September 2008. Such evolution was mainly driven by the growth in time deposits, import and export financing lines, funding obtained in the open market and the 4.1% Real depreciation in the period.

During the last 12 months, Unibanco increased the participation of local currency in its funding mix, in line with its assets growth in the country, maintaining the local currency deposits and debentures to total loans ratio close to 100%.

Capital Adequacy Ratios

Unibanco’s BIS ratio, as of September 2008, reached 13.0%, above the minimum 11% level determined by the Central Bank. It is worth mentioning the mythology change between the BIS I and BIS II ratios calculated, which represents a negative variation of 0.3, or 30 basis points.

Efficiency

Unibanco continued its focus on maximizing efficiency, prioritizing the review and simplification of its operational processes. The efficiency management system involves all levels of the organization, identifying areas where improvements can be made. Improvement projects are systematically monitored by executives from different areas of the Bank. Results, causes and corrective measures are presented to the Executive Committee. Since the implementation of the Operational Efficiency unit, in 2006, Unibanco has already seen positive results in the expenses, reflecting better efficiency. The graph below shows the evolution of both efficiency and the cost to average assets ratios.

Fee Income

Total fees reached R$ 2,716 million in 9M08. In the quarter, the 3.3% decrease is mainly explained by the change in banking tariffs regulation established by the Brazilian Central Bank, effective since April 30, 2008, and by the impact of the sale of Tricard’s portfolio to Tribanco in credit cards revenues.

Personnel and Administrative Expenses

Unibanco’s total personnel and administrative expenses posted a 9.0% growth in 9M08, largely due to growth in volume of business, increase of 2,816 employees and wage increases. It is worth mentioning the growth of 6.8% in other administrative expenses under Unibanco’s direct management in the same period, below the inflation rate of 12.31% (IGPM), due to the efficiency gains and cost controls, despite the expansion of business activities.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 10, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer